SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company)

THE HILLSHIRE BRANDS COMPANY

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

432589109

(CUSIP Number of Class of Securities)

Kent B. Magill, Esq.

Executive Vice President, General Counsel and Corporate Secretary

The Hillshire Brands Company

400 South Jefferson Street

Chicago, Illinois 60607

(312) 614-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Rodd M. Schreiber, Esq.

Michael A. Civale, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is The Hillshire Brands Company, a Maryland corporation (“Hillshire”, “Hillshire Brands” or the “Company”). The Company’s principal executive offices are located at 400 South Jefferson Street, Chicago, Illinois 60607. The Company’s telephone number at this address is (312) 614-6000.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (such securities, the “Shares”). At the close of business on July 9, 2014, (i) 124,491,481 Shares were issued and outstanding, (ii) no shares of the Company’s preferred stock were issued and outstanding, (iii) no Shares were held by the Company in its treasury, (iv) 5,100,096 Shares were issuable upon the exercise of outstanding Company stock options and the vesting of outstanding Company restricted stock units pursuant to outstanding equity awards under the Company’s stock plans and (v) 117,791 Shares were issuable upon the settlement of deferred compensation equity awards pursuant to the Company’s deferred compensation plans.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above. The Company’s website address is www.hillshirebrands.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the tender offer by HMB Holdings, Inc., a Maryland corporation (“Offeror”) and a wholly owned subsidiary of Tyson Foods, Inc., a Delaware corporation (“Tyson”), to acquire all the outstanding Shares disclosed in a Tender Offer Statement on Schedule TO, dated July 16, 2014 (the “Schedule TO”), as filed with the Securities and Exchange Commission (the “SEC”), at a price of $63.00 per Share, in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law.

The tender offer and related purchase are upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) filed by Offeror and Tyson with the SEC on July 16, 2014. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 1, 2014, by and among the Company, Tyson and Offeror (together with any amendments or supplements thereto, the “Merger Agreement”). Following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Offeror will merge with and into Hillshire (the “Merger”), with Hillshire surviving the Merger as a wholly owned subsidiary of Tyson (the “Surviving Corporation”). Tyson’s and Offeror’s obligation to consummate the Offer is subject to, among other things, the condition that, together with the Shares beneficially owned by Tyson and/or Offeror, at least two-thirds of the outstanding Shares shall have been validly tendered (and not validly withdrawn) as of the expiration of the Offer, excluding Shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered. If such condition is satisfied and the other conditions to the Offer set forth in the Merger Agreement are otherwise satisfied or waived, Tyson and Offeror will thereafter be obligated to consummate the Offer and accept for payment and pay for all Shares validly tendered and not validly withdrawn as promptly as practicable but in any event no later than three business days after expiration of the Offer. If the Offer is consummated and certain other conditions set forth in the Merger Agreement are satisfied or waived, Tyson and Offeror will beneficially own (including, if applicable, through exercise of the “Top-Up Option” described below in Item 8) a sufficient number of Shares to, and will be obligated under the Merger Agreement to, consummate the Merger through the “short-form” procedures available under Maryland law at the effective time of the Merger (the “Effective Time”) without any additional stockholder approvals, as described below in Item 8 under “Required Approvals” and “Top-Up Option.” As a result of the Merger, any remaining outstanding Shares not owned, directly or indirectly, by Tyson, Offeror or Hillshire or not held by any Hillshire subsidiary will be converted into the right to receive the Offer Price (such amount, the “Merger Consideration”). Appraisal rights will not be available under Maryland law for the Offer, and we expect that no appraisal rights will be available in the Merger, as described below in Item 8 under “Appraisal Rights.”

Unless extended under the circumstances set forth in the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of August 12, 2014.

A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

According to the Schedule TO, the principal business address of Offeror is 2200 Don Tyson Parkway, Springdale, AR 72762 (telephone number (479) 290-4000).

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Arrangements with Offeror and Tyson

Merger Agreement

The summary description of the Merger Agreement set forth in “The Offer—The Transaction Documents” of the Offer to Purchase is incorporated by reference herein. The summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The summary description has been included in the Offer to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Offeror, Tyson or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the Company’s stockholders or Tyson’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of the Company, Offeror, Tyson or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that the Company and Tyson publicly file with the SEC.

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business and operations in the ordinary course and consistent with past practices until the Effective Time. Subject to certain limited exceptions in the Merger Agreement (including certain exceptions relating to the exercise of the fiduciary duties of the Board of Directors of the Company (the “Board”)), the Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals. The Merger Agreement also contains certain termination rights for the Company and Tyson and provides that, in connection with the termination of the Merger Agreement under certain specified circumstances, the Company may be required to pay Tyson a termination fee of $261,340,000 (the “Company Termination Fee”) and to reimburse Tyson for the $163,000,000 termination fee that Tyson, on Hillshire Brands’ behalf, paid to Pinnacle Foods, Inc. (“Pinnacle”) upon termination of the Agreement and Plan of Merger, dated as of May 12, 2014, by and among the Company, Helix Merger Sub Corporation, Helix Merger Sub LLC and Pinnacle (the “Pinnacle Merger Agreement”) (the “Pinnacle Reimbursement Fee”).

Confidentiality Agreement

On June 6, 2014, the Company and Tyson entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which, and subject to certain exceptions, Tyson agreed (i) to keep strictly confidential, except as specifically provided by the Confidentiality Agreement, certain Confidential Information (as defined in the Confidentiality Agreement) of Hillshire Brands provided to Tyson in connection with each party’s consideration of a possible transaction between the Company and Tyson and (ii) to use such information solely for the purpose of evaluating, negotiating and, if applicable, consummating such transaction. The Confidentiality Agreement will generally expire on the earlier of (i) two years from the date of the Confidentiality Agreement and (ii) the date of the consummation of a transaction between the Company and Tyson. Tyson also agreed, among other things, to a standstill provisions that would automatically terminate following any termination of the Pinnacle Merger Agreement and in certain other circumstances. The termination of the Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Merger Agreement in accordance with its terms.

Arrangements with Current Executive Officers and Directors of the Company

The Company’s executive officers and non-employee directors may be deemed to have interests that may be different from, or in addition to, those of the Company’s stockholders generally. In considering the recommendations of the Board, including that you tender your Shares in the Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Merger Agreement and the transactions contemplated thereby, the Board was aware of these interests and considered them, along with other matters described below in Item 4.

For purposes of the information contained in this section “All Other Executive Officers (as a group)” refers collectively to: Donald C. Davis, Sally Grimes and Mary Oleksiuk.

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on September 12, 2013 (the “2013 Proxy Statement”), relating to the Company’s 2013 annual meeting of stockholders, which excerpts are set forth as Exhibit (e)(2) hereto and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and either (i) the Company or any of its executive officers, directors, or affiliates, or (ii) Tyson, Offeror or any of their respective executive officers, directors, or affiliates, on the other hand. Exhibit (e)(2) is incorporated herein by reference and includes the following sections from the 2013 Proxy Statement: “Corporate Governance — Review of Transactions with Related Persons,” “Director Compensation,” “Executive Compensation — Compensation Discussion and Analysis,” “Executive Compensation — Summary Compensation Table and Narrative Disclosure,” and “Hillshire Brands Stock Ownership by Directors and Executive Officers.”

Any information contained in the pages from the 2013 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Director Compensation

Set forth below is a summary of Hillshire Brands’ compensation program for the Company’s non-employee directors in fiscal 2014. This summary is qualified in its entirety by reference to the complete program description, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference. Directors who are Hillshire Brands employees do not receive compensation for their services as directors. The corporate governance, nominating and policy committee of Hillshire Brands regularly reviews the compensation paid to non-employee directors and recommends changes to the Board, as appropriate. Directors do not receive any meeting or attendance fees.

Annual Retainers

	Cash Retainer (1)	Restricted Stock Units (2)
All non-employee directors	$80,000	$120,000
Additional Compensation:
Chairman of the Board	$75,000	$75,000
Audit Committee — Chair	$10,000	$10,000
Chairs of other Committees	$5,000	$5,000
Audit Committee — members	$3,750	$3,750

(1)	A director may elect to receive Shares or Company restricted stock units (“Company RSUs”) in lieu of all or a portion of his or her cash retainer.
(2)	Company RSUs vest one year after the date of grant but are not converted into Shares until six months after the director leaves the Board (one month for Company RSUs granted after June 28, 2012).

Directors may elect to defer all or a portion of their annual cash retainers into a non-qualified, unfunded deferred compensation program. At the election of the director, amounts deferred under the deferred compensation program will earn a return equivalent to the return on an investment in (i) an interest-bearing account, earning interest based on the current cost to Hillshire Brands at the beginning of each plan year of issuing debt with a five-year maturity (the rate for calendar 2014 is 2.87%), or (ii) a stock equivalent account, earning a return based on the Company’s Share price and accruing dividend equivalents. The amounts deferred, dividend equivalents and any appreciation or accrued interest are paid in cash or in Shares, as applicable, on dates selected by the director. Hillshire does not pay above market rates or preferential rates under its deferred compensation plans.

The table below sets forth the compensation our directors received for fiscal 2014:

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
Todd A. Becker	80,000	123,330	—	203,330
Christopher B. Begley	163,750	211,809	—	375,559
Ellen L. Brothers	80,000	123,229	1,500	204,729
Laurette T. Koellner	91,730	142,469	—	234,199
Craig P. Omtvedt	83,750	127,080	—	210,830
Sir Ian M. G. Prosser	88,750	140,881	—	229,631
Jonathan P. Ward	85,000	128,432	—	213,432
James D. White	80,000	123,229	—	203,229

(1)	Represents the amount of cash compensation earned by each director in fiscal 2014 for Board and Committee service, including amounts elected to be deferred into the deferred compensation program or received in Shares or Company RSUs.

(2)	Represents the full grant date fair value of Company RSUs granted in fiscal 2014, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) using the closing market price of Shares on the date of grant. As described above, each non-employee director receives a Company RSU award each year and also may elect to receive Shares or Company RSUs in lieu of all or a portion of his or her cash retainer. This column includes only the grant date fair value for non-elective Company RSU awards plus any Company RSUs acquired through reinvestment of dividend equivalents; any annual cash retainer that a director elects to receive in the form of Shares or Company RSUs is included in the “Fees Earned or Paid in Cash” column. The number of outstanding Company RSUs held by each non-employee director at the end of fiscal 2014 is shown below; no non-employee director holds stock options to purchase Shares (“Company Options”). For directors, Company RSUs vest one year after the grant date but are not converted into Shares until six months after the director leaves the Board (or one month for Company RSUs granted after June 28, 2012).
(3)	Non-employee directors may participate in Hillshire Brands’ Matching Grants Program on the same basis as Hillshire Brands employees. Under the Matching Grants Program, the Hillshire Brands Foundation or Hillshire Brands matches personal contributions made to eligible nonprofit organizations up to $5,000 each calendar year. The table above reflects matching contributions made by Hillshire on behalf of Ellen L. Brothers.

Equity and Equity-Based Incentive Compensation

Set forth below is a discussion of the treatment in connection with the Offer of equity and equity-based incentive compensation awards held by the Company’s executive officers and non-employee directors granted under the Company’s 1998 Long-Term Incentive Stock Plan (filed as Exhibit (e)(4) hereto and incorporated herein by reference), the Company’s 2002 Long Term Incentive Stock Plan (filed as Exhibit (e)(5) hereto and incorporated herein by reference), the Company’s 2012 Long-Term Incentive Stock Plan, as amended (filed as Exhibits (e)(6) and (e)(7) hereto and incorporated herein by reference), and/or the Company’s 1999 Non-Employee Director Stock Plan, as amended (filed as Exhibit (e)(8) hereto and incorporated herein by reference) and the award agreements and frequently asked questions thereunder (filed as Exhibits (e)(9)-(e)(17) hereto and incorporated herein by reference). To the extent applicable, each summary below is qualified in its entirety by the applicable exhibit incorporated herein by reference.

Shares Held by Non-Employee Directors and Executive Officers of the Company

Under the Merger Agreement, executive officers and directors of the Company will receive the same cash consideration for any Shares they hold on the same terms and conditions as other holders of Shares. As of July 9, 2014, the executive officers and directors of the Company beneficially owned, in the aggregate, 137,125 Shares, excluding Shares issuable as of such date upon the exercise of Company Options or the settlement of Company RSUs other than vested Company RSUs for which Shares will be delivered one month after the director leaves the Board. If the executive officers and directors of the Company who own such Shares were to tender all of those Shares for purchase pursuant to the Offer, or if such Shares were exchanged for the Merger Consideration upon consummation of the Merger, assuming the closing of the Offer and the Effective Time occurred on July 9, 2014, they would receive an aggregate amount of approximately $8,638,875 in cash, less any required withholding taxes, based on the Offer Price of $63.00 per Share.

For a description of the treatment of Company Options and Company RSUs (including any performance-based Company RSUs, which we refer to as Company Performance Units) held by the directors and executive officers of the Company, see the section below in this Item 3 under “Equity and Equity-Based Incentive Compensation.”

The following table sets forth the number of Shares beneficially owned as of July 9, 2014, by each of the Company’s executive officers and directors (excluding Shares issuable upon the exercise of Company Options and the settlement of Company RSUs other than vested Company RSUs for which Shares will be delivered one month after the director leaves the Board), and the aggregate value of the cash consideration that would be payable for such Shares, at an Offer Price of $63.00.

Name	Number of Shares Beneficially Owned (Excluding Equity-Based Awards) (#) (1)	Value of Shares Owned ($)
Named Executive Officers
Sean M. Connolly	20,866	1,314,558
Maria Henry	5,763	363,069
Andrew P. Callahan	21,756	1,370,628
Thomas P. Hayes	8,129	512,127
Kent B. Magill	1,744	109,872
All Other Executive Officers (as a group)	12,439	783,657
Non-Employee Directors
Todd A. Becker	13,059	822,717
Christopher Begley	27,356	1,723,428
Ellen L. Brothers	6,173	388,899
Laurette T. Koellner	7,630	480,690
Craig P. Omtvedt	819	51,597
Sir Ian M. G. Prosser	6,449	406,287
Jonathan P. Ward	60	3,780
James D. White	4,882	307,566

(1)	Includes, for each of Messrs. Becker, Begley, Omtvedt, Prosser and White and Mdmes. Brothers and Koellner, 6,366; 8,393; 819; 4,569; 60; 4,882 6,173; and 7,630 Shares, respectively, subject to vested Company RSUs granted after June 28, 2012, which Shares will be delivered on the thirtieth (30th) day following the applicable director leaving the Board.

Treatment of Company Options

Under the terms of the Merger Agreement, each Company Option that is outstanding, whether vested or unvested, immediately prior to the Acceptance Time, will become vested in full immediately before the Acceptance Time and will be cancelled in exchange for the right to receive a cash payment from Tyson at the Acceptance Time equal to the number of Shares subject to the Company Option multiplied by the excess, if any, of the Offer Price over the per share exercise price for such Company Option. No outstanding Company Options are held by non-employee directors.

The table below sets forth the outstanding vested and unvested Company Options, as of July 9, 2014, held by the executive officers of the Company, and the cash consideration that each of them may become entitled to receive in respect of those outstanding Company Options, assuming continued employment through the Acceptance Time and assuming that the Offer Price is $63.00, calculated by multiplying (i) the excess of the Offer Price over the respective per share exercise price of the Company Options by (ii) the number of Shares subject to the unvested or vested portion of the Company Options, as applicable.

Name	Number of Vested Company Options (#)	Value of Vested Company Options ($)	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)
Executive Officers
Sean M. Connolly	—	—	396,301	14,604,285
Maria Henry	—	—	207,607	7,657,952
Andrew P. Callahan	—	—	124,564	4,594,764
Thomas P. Hayes	—	—	124,564	4,594,764
Kent B. Magill	—	—	53,913	2,002,868
All Other Executive Officers (as a group)	—	—	104,751	3,693,555

Treatment of Company RSUs

Under the terms of the Merger Agreement, each Company RSU, other than any Company RSU that is a Company Performance Unit, that is outstanding immediately prior to the Acceptance Time will become vested in full immediately before the Acceptance Time and will be cancelled in exchange for the right to receive a cash payment from Tyson at the Acceptance Time equal to the number of Shares subject to the Company RSU multiplied by the Offer Price.

The table below sets forth, for each of our executive officers and non-employee directors holding Company RSUs as of July 9, 2014, (i) the aggregate number of Company RSUs (other than Company Performance Units) that may be cashed out at the Acceptance Time and (ii) the value of amounts payable in respect of such Company RSUs, calculated by multiplying the Offer Price by the number of such Company RSUs, assuming continued employment or service, as applicable, through the Acceptance Time and assuming an Offer Price of $63.00.

Name	Number of Unvested Restricted Stock Units (#)	Value of Unvested Restricted Stock Units ($)
Executive Officers
Sean M. Connolly	8,099	510,237
Maria Henry	5,822	366,786
Andrew P. Callahan	3,493	220,059
Thomas P. Hayes	3,493	220,059
Kent B. Magill	5,158	324,954
All Other Executive Officers (as a group)	1,094	68,922

Non-Employee Directors
Todd A. Becker	10,058	633,654
Christopher Begley	25,737	1,621,494
Ellen L. Brothers	9,862	621,306
Laurette T. Koellner	22,373	1,409,499
Craig P. Omtvedt	8,839	556,857
Sir Ian M. G. Prosser	21,805	1,373,715
Jonathan P. Ward	8,119	511,497
James D. White	8,571	539,973

Treatment of Company Performance Units

Under the terms of the Merger Agreement, each Company Performance Unit that is outstanding immediately prior to the Acceptance Time will become vested at target performance levels or, if applicable, actual performance levels, immediately before the Acceptance Time and will be cancelled in exchange for the right to receive a cash payment from Tyson at the Acceptance Time equal to the number of Shares subject to the Company Performance Unit (calculated at target or actual performance levels, as applicable) multiplied by the Offer Price. No outstanding Company Performance Units are held by non-employee directors.

The table below sets forth, for each of our executive officers holding Company Performance Units as of July 9, 2014, (i) the aggregate number of unvested Company Performance Units that may be cashed out at the Acceptance Time and (ii) the value of amounts payable in respect of such Company Performance Units, calculated by multiplying the Offer Price by the number of Company Performance Units, assuming continued employment through the Acceptance Time and assuming an Offer Price of $63.00.

Name	Number of Unvested Company Performance Units (#) (1)	Value of Unvested Company Performance Units ($)
Executive Officers
Sean M. Connolly	254,904	16,058,952
Maria Henry	91,590	5,770,170
Andrew P. Callahan	54,956	3,462,228
Thomas P. Hayes	54,956	3,462,228
Kent B. Magill	33,104	2,085,552
All Other Executive Officers (as a group)	62,937	3,965,031

(1)	The number of Company Performance Units in this column represents the aggregate number of Shares that would be delivered in respect of the unvested Company Performance Units. Unvested Company Performance Units relating to the 2013-2015 and 2014-2016 performance cycles will be deemed vested assuming achievement of each of the applicable performance metrics at the target amount (100%). Unvested Company Performance Units relating to the 2012-2014 performance cycle will be deemed vested based on actual achievement of the performance metrics (149%) because the performance period with respect to 2012-2014 Company Performance Units has been completed and actual performance is calculable. A grant of Company Performance Units to Mr. Connolly in August 2013 will be deemed vested based on actual achievement because the applicable adjusted operating income performance metric was met in fiscal year 2014 and actual performance is therefore also calculable. The Company Performance Units with respect to 2012-2014 and the grant to Mr. Connolly are included in the table above because, absent the Offer and the Merger, the applicable Company Performance Units would not vest until August 31, 2014 (or August 31, 2017 with respect to the August 2013 grant to Mr. Connolly), subject in each case to the executive’s continued employment through such date.

Dividends

Under the terms of the Merger Agreement and to the extent permitted by Maryland law, during the pendency of the merger, the Company is permitted to, and intends to, pay regular quarterly cash dividends on the Shares in an amount not exceeding $0.175 per Share in accordance with the Company’s historical practice over the past 12 months. The Company is also permitted to pay dividend equivalents that accrue pursuant to the terms of its equity or equity-related awards under the equity and equity-based incentive compensation awards plans discussed in this Item 3. In addition, the Merger Agreement provides that, if the Company has declared and set a record date for a regular quarterly cash dividend and the Effective Time occurs after the record date for such dividend and prior to the payment date for such dividend, then Tyson or the Surviving Corporation will pay such dividend (and any applicable dividend equivalent rights to holders of Company RSUs to which such holder was entitled under the terms of the applicable Company RSU) following the Effective Time on the scheduled payment date for such dividend.

Severance Plan for Corporate Officers

The Company maintains a Company Severance Plan for Corporate Officers (the “Corporate Officer Severance Plan”), in which all of the Company’s executive officers participate. Under the terms of the Corporate Officer Severance Plan, upon a termination without “cause” within the six-month period prior to a “change in control” (as defined in the Corporate Officer Severance Plan) or upon a termination without “cause” or for “good reason” (each as defined in the Corporate Officer Severance Plan) within the two-year period following a change in control, which includes the closing of the Offer, upon execution and non-revocation of a release of claims in favor of the Company, the applicable executive officer will be entitled to receive the following change in control benefits: (i) a cash amount equal to either two and a half times base salary and target annual bonus, in the case of the Chief Executive Officer or any Executive Vice President, or two times base salary and target annual bonus for any other executive officer, generally payable in a lump sum within 30 days of the later of the date of termination or the date of the change in control, (ii) a pro-rata annual bonus, based on actual performance and paid at the same time as bonuses are paid generally, (iii) full vesting of any unvested amounts under the Company’s Supplemental Executive Retirement Plan, (iv) for purposes of determining the executive officer’s benefits under the Company’s Supplemental Executive Retirement Plan and the executive officer’s right to post-retirement medical benefits under the Company’s retiree medical plan, an assumption of continued employment with the Company through the end of the applicable severance period corresponding to the severance multiplier, in full and partial years, described above, (v) continuation of health insurance, dental, vision and executive life insurance coverage available to similarly-situated executive officers for the applicable severance period corresponding to the severance multiplier described above, (vi) financial planning and counseling services consistent with past practice during the applicable severance period corresponding to the severance multiplier described above, (vii) outplacement services for a year and (viii) full vesting of each outstanding Company Option, Company RSU, and Company Performance Unit held by such executive officer.

For purposes of the Corporate Officer Severance Plan, “good reason” generally means (i) any failure to elect or maintain the executive officer in a comparable office or position, or, if applicable, removal of the executive officer as a director, (ii) assignment of materially inconsistent duties, authorities, responsibilities or status, or a materially adverse change in the executive officer’s reporting relationship, (iii) relocation of the executive officer’s office by 50 miles or more or a requirement that the executive officer to engage in substantially more travel, (iv) a material reduction in the executive officer’s base salary, (v) a material reduction in the executive officer’s participation in the incentive, employee benefit or retirement plans of the Company, (vi) the failure of the successor to assume the Corporate Officer Severance Plan, (vii) any termination of the executive officer’s employment which is not effected pursuant to a “notice of termination” (as defined in the Corporate Officer Severance Plan), or (viii) any action described in (i)-(v) taken by the Company prior to a change in control in contemplation of a change in control.

The foregoing descriptions of the Corporate Officer Severance Plan does not purport to be complete and is qualified in its entirety by reference to the Corporate Officer Severance Plan, filed as Exhibit (e)(19) hereto and incorporated herein by reference.

Section 280G of the Internal Revenue Code

Prior to the Effective Time, the Company will amend its policies or adopt new policies to generally provide for tax gross-up payments with respect to any excise tax imposed by Section 4999 of the Internal Revenue Code on any of the executive officers (the “Excise Tax Gross-up Payments”), if the aggregate value of the parachute payments made to the applicable executive officer is 10% or more over the applicable executive officer’s “safe harbor” limit under Section 280G of the Internal Revenue Code. For further information with respect to the parachute payments made to executive officers, see the information included under Item 8 under “Golden Parachute Compensation” below.

Golden Parachute Compensation

For further information with respect to the arrangements between the Company and its named executive officers described in this Item 3, see the information included under Item 8 under “Golden Parachute Compensation” below, which is incorporated into this Item 3 by reference.

Treatment of Employee Benefits

The Merger Agreement provides that, for a period of two (2) years following the Effective Time (or, such shorter period of employment, as the case may be) each employee of the Company and its subsidiaries (other than employees whose terms and conditions of employment are governed by a collective bargaining agreement) who remains employed by the Surviving Corporation and its subsidiaries (the “Continuing Employees”) shall receive (i) an annual rate of salary or wages that is no less favorable than the annual rate of salary or wages provided to such employee immediately prior to the Effective Time; (ii) incentive opportunities that are no less favorable than the incentive opportunities provided to such employee immediately prior to the Effective Time; and (iii) employee benefits that are no less favorable than the employee benefits provided to such employee immediately prior to the Effective Time.

In addition, for the two (2)-year period following the Effective Time, Tyson or the Surviving Corporation, as applicable, shall provide or cause to be provided, to each Continuing Employee severance benefits that are no less favorable than the severance payments and benefits for which such Continuing Employee was eligible immediately prior to the Effective Time. For the two (2)-year period following the Effective Time, any Continuing Employee who (i) is required to relocate to a work location that is fifty (50) miles or more from such employee’s work location in effect immediately prior to the Effective Time; or (ii) is assigned to a work status representing a reduction of more than thirty percent (30%) in the Continuing Employee’s weekly work schedule in effect immediately prior to the Effective Time, shall (in the absence of just cause for termination by the employer) be entitled to resign, with such resignation treated for all purposes as a termination without cause or otherwise as a termination entitling such employee to receive the severance payments and benefits that are no less favorable than the severance payments and benefits for which such Continuing Employee was eligible immediately prior to the Effective Time.

The Merger Agreement also provides that, with certain exceptions, service credit will be provided to employees of the Company for purposes of vesting, eligibility to participate in and determination of level of benefits under the employee benefit plans of Tyson.

Treatment of Company Incentive Plans

Fiscal Year 2014 Bonuses

For fiscal year 2014 bonuses under the Company’s annual incentive plan (filed as Exhibit (e)(18) hereto and incorporated herein by reference), the Merger Agreement provides that bonus-eligible employees of the Company and its subsidiaries will be entitled to receive their full fiscal year 2014 bonuses in the ordinary course prior to the Effective Time if the Company’s audited financial statements are available prior to such date. If the Company’s audited financial statements are not available at the Effective Time, payment of the fiscal year 2014 bonuses will be paid on the Effective Time in accordance with the determination of the compensation committee of the Company (“Compensation Committee”) of such bonus amounts based on estimates of performance achievement. If Company audited financial statements become available prior to December 31, 2014, (i) additional amounts will be paid to employees if the audit indicates fiscal year 2014 bonuses paid on the Effective Time were underestimated, and (ii) amounts will be required to be refunded from the employees if the audit indicates that fiscal year 2014 bonuses paid on the Effective Time were overestimated.

Fiscal Year 2015 Bonuses

For fiscal year 2015 bonuses, the Merger Agreement provides that if (i) the Effective Time occurs on or before December 31, 2014, or (ii) the Effective Time occurs on or after January 1, 2015, and the budget with bonus performance goals as of such date in 2015 has not then been approved by the Compensation Committee, then, to the extent that a bonus-eligible employee of the Company or any of its subsidiaries has not received his or her bonus for fiscal year 2015 and such employee’s employment terminates under circumstances entitling the employee to receive severance benefits pursuant to one of the Company’s severance plans, such employee will be entitled to receive, upon the date of such employee’s termination of employment, a payment with respect to their fiscal year 2015 bonus based on target-level performance, pro-rated for the portion of fiscal year 2015 that occurs prior to the date of termination.

If the Effective Time occurs on or after January 1, 2015, and the budget with bonus performance goals is approved by the Compensation Committee prior to the Effective Time, then, to the extent that a bonus-eligible employee of the Company or any of its subsidiaries has not received his or her bonus for fiscal year 2015 and such employee’s employment terminates under circumstances entitling the employee to receive severance benefits pursuant to the Company’s severance plans, such employee will be entitled to receive a pro-rated bonus upon the date of such employee’s termination of employment based on actual performance prior to the date of termination, as determined by the Compensation Committee.

Company Transaction Retention Plan

In connection with entering into the Merger Agreement, following consultation with Tyson, the Company may award enhanced severance arrangements or retention payments, not to exceed an aggregate maximum amount of $5,000,000, to certain employees who are not eligible to receive Company long-term incentive awards. None of the executive officers or non-employee directors will be eligible to receive an enhanced severance arrangement or retention payment from this $5,000,000 pool.

Indemnification of Directors and Officers; Limitation on Liability of Directors

Under the Merger Agreement, Tyson agreed that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of the Company or its subsidiaries as provided in their respective organizational documents or any indemnification or similar agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms, and Tyson shall cause the Surviving Corporation to comply with such obligations.

Further, for six years after the Effective Time, Tyson shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s organizational documents or any indemnification or similar agreements, in the form that is in effect as of the date of the Merger Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company. All rights to exculpation, indemnification and advancement of expenses in respect of any legal proceeding pending or asserted or any claim made within such six-year period shall continue until the final disposition of such proceeding.

In the event that either Tyson or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any person, then Tyson shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the indemnification obligations discussed above.

Prior to Offeror’s acceptance of Shares tendered pursuant to the Offer, the Company may, and if the Company does not, Tyson shall cause the Surviving Corporation as of immediately following the Effective Time to, obtain and fully pay for, at no expense to the beneficiaries, non-cancellable “tail” insurance policies with a claims period of at least six years from and after the Effective Time from insurance carriers with the same or better credit ratings as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”), for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions contemplated by it).

In no event shall the Company pay, or the Surviving Corporation, as the case may be, be required to pay, for such “tail” insurance policies a one-time premium in excess of 300% of the Company’s current annual premium for D&O Insurance as of June 8, 2014 (the “Premium Cap”). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Tyson shall cause the Surviving Corporation to, continue to maintain in effect, at no expense to the beneficiaries, D&O Insurance for a period of at least six years from and after the Effective Time for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as provided in such existing D&O Insurance, from insurance carriers with the same or better claims-paying ability ratings as the Company’s current D&O Insurance carriers; provided, however, that the Surviving Corporation shall not be required to pay for such D&O Insurance an annual premium in excess of the Premium Cap. If the annual premium for such D&O insurance exceeds the Premium Cap, the Surviving Corporation shall, and Tyson shall cause the Surviving Corporation to, use commercially reasonable efforts to maintain in effect, at no expense to the beneficiaries, for a period of at least six years from the Effective Time for the persons who are covered by the Company’s existing D&O Insurance, D&O Insurance with the best overall terms, conditions, retentions and levels of coverage reasonably available for an annual premium equal to the Premium Cap.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 2-405.2 of the Maryland General Corporation Law (“MGCL”) permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation or its stockholders for money damages except: (1) to the extent it is proven that the director or officer actually received an improper benefit or profit in money, property or services, for the amount of the improper benefit or profit; or (2) to the extent that a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding that the director’s or officer’s action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Hillshire’s charter contains such a provision, thereby limiting the liability of its directors and officers to the maximum extent permitted by Maryland law, as described in the preceding sentence.

Section 2-418 of the MGCL permits a Maryland corporation to indemnify a present or former director or officer, among others, who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the director or officer had reasonable cause to believe that his conduct was unlawful. The MGCL provides that where a director or officer is a defendant in a proceeding by or in the right of the corporation, the director or officer may not be indemnified if he or she is found liable to the corporation. The MGCL also provides that a director or officer may not be indemnified in respect of any proceeding alleging improper personal benefit in which he or she was found liable on the grounds that personal benefit was improperly received. A director or officer found liable in a proceeding by or in the right of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification of expenses if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

Additionally, unless limited by the charter of a Maryland corporation, a director or an officer who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses. Section 2-418 of the MGCL also provides that a Maryland corporation may advance reasonable expenses to a director or an officer upon the corporation’s receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (ii) a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Company’s bylaws provide that the Company will indemnify any person who was or is a party to, or witness in, or is threatened to be made a party to, or witness in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Company, or while a director or officer of the Company is or was serving at the request of the Company as a director, officer, member, partner, employee, trustee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise, against expenses (including reasonable attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding, to the fullest extent permitted by Maryland law as in effect from time to time. The Company will not provide indemnification with respect to (i) any proceeding (or part thereof) initiated by a director or officer unless it was authorized by the Board or brought to enforce rights to indemnification or advancement of expenses under the bylaws, and (ii) any settlement or other nonadjudicated disposition of any threatened or pending proceeding unless the Company has given its prior consent to such settlement or other disposition.

The Company’s bylaws, consistent with the MGCL, permit indemnification and advancement of expenses, to the extent authorized by the Board, of the Company’s employees and agents.

As permitted by the MGCL, the Company’s bylaws provide that reasonable expenses incurred by a director or officer in defending a proceeding shall be paid by the Company in advance of the final disposition of the proceeding if the Company receives (i) a written affirmation from the person to receive the advancement of that person’s good faith belief that he or she has met the standard of conduct necessary for indemnification as provided by the MGCL and (ii) a written undertaking by, or on behalf of, the person to repay the advanced amount if it is ultimately determined that he or she has not met the standard of conduct.

Regarding advancement of expenses, the Company’s bylaws further provide that the Company will not advance or continue to advance expenses to any officer or director of the Company if a determination is reasonably and promptly made by a “Decision-making Party” (as defined below) that the facts known to such Decision-making Party at the time such determination is made demonstrate clearly and convincingly that such person has not met the applicable standard of conduct necessary for indemnification as provided by the MGCL. Such determination will be made by one of the following “Decision-making Parties,” at the discretion of the Board: (i) by a majority vote of a quorum consisting of the directors who are not at the time parties to the relevant proceeding (“Disinterested Directors”), or (ii) if such quorum cannot be obtained, then by a majority vote of a committee consisting solely of one or more Disinterested Directors designated by a majority vote of the full Board (in which vote directors who are parties to the relevant proceeding may participate). If the decision on whether to advance or to continue to advance expenses relates to a director (including an officer who is also a director), then the Disinterested Directors or the committee of Disinterested Directors created pursuant to clause (ii) above will obtain written advice of independent legal counsel before making its decision, which independent legal counsel will be selected by the Board by a majority vote of a quorum consisting of Disinterested Directors or, if such a quorum cannot be obtained, by a majority vote of a committee of the Board consisting solely of Disinterested Directors designated by a majority vote of the full board (in which vote directors who are parties to the relevant proceeding may participate), or if the requisite quorum of the full board cannot be obtained and the committee cannot be established, by a majority vote of the full board (in which vote directors who are parties to the relevant proceeding may participate). If the decision on whether to advance or to continue to advance expenses relates to an officer who is not also a director, then the Disinterested Directors or such committee of Disinterested Directors may, but is not required to, obtain written advice of independent legal counsel before making its decision.

The Company’s bylaws provide that a director or officer must submit to the Company a written request for indemnification containing information that is necessary to determine such person’s entitlement to indemnification and that is reasonably available to such person. Upon receiving such request, unless indemnification is mandatory under the MGCL or court-ordered, the Company shall make a determination regarding whether such person has met the applicable standard of conduct necessary for indemnification as provided by the MGCL. Such determination will be made (i) if the request for indemnification is made by a director (including an officer who is also a director) of the Company, then in the discretion of the Board the determination shall be made (A) by one of the Decision-making Parties, or (B) by Hillshire Brands stockholders, with the shares owned by such person not being entitled to vote thereon, or (ii) if the request for indemnification is made by an officer who is not a director, by the chief executive officer or any other officer of Hillshire authorized to make such determination. The determination of entitlement to indemnification will be made, and such indemnification will be paid in full promptly, within 60 days of the Company’s receipt of the written request for indemnification, unless a determination is made that the MGCL standard of conduct necessary for indemnification has not been met. The Company’s bylaws provide, consistent with the MGCL, that the rights to indemnification and to the advancement of expenses conferred by the bylaws are not exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled.

The Company’s bylaws provide, consistent with the MGCL, that the Company is authorized to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, trustee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, employee, member, trustee, or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, against any liability asserted against and incurred by any such person in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify such person against such liability under the Company’s bylaws.

Effective upon the Acceptance Time, under the Merger Agreement Tyson shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of (i) the total number of directors on the Board (determined after giving effect to the directors elected in connection with the right summarized in this sentence) multiplied by (ii) the quotient obtained by dividing the aggregate number of Shares beneficially owned by Tyson and Offeror or their respective affiliates at such time by the total number of Shares then outstanding, and the Company shall promptly take all actions reasonably necessary to cause Tyson’s designees (the “Designees”) to be so elected, including, if necessary, by increasing the size of the Board and/or obtaining the resignations of one or more existing directors. Not less than 10 days prior to the day any of the Designees takes office as a director (or such shorter period as the SEC may authorize), Hillshire will file with the SEC and deliver to stockholders an information statement containing the information required under Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended. The Merger Agreement required that the information statement be delivered with Hillshire Brands’ Schedule 14D-9. However, pursuant to a waiver provided by Tyson to Hillshire Brands on July 15, 2014, Tyson waived Hillshire Brands’ obligation to deliver the information statement with the Schedule 14D-9. Instead, Hillshire Brands will prepare the information statement not later than August 12, 2014 and, at Tyson’s request, Hillshire Brands will deliver the information statement to stockholders. If Tyson shall have so requested delivery of the information statement, the Company shall, upon request of Tyson, following the period required under Rule 14f-1, also cause the Designees to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar governing body) of each Company subsidiary and (iii) each committee (or similar body) of each such board of directors. Following the election or appointment of the Designees, the approval of a majority of the directors of the Company in office prior to the appointment of the Designees will be required to authorize certain matters related to the Merger Agreement.

Item 4. The Solicitation or Recommendation

Solicitation/Recommendation

At a meeting held on July 1, 2014, the Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and consummation of the transactions contemplated thereby and (iii) subject to the terms of the Merger Agreement, resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Offeror pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger.

Accordingly, the Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer; Reasons for Recommendation

Background of the Offer

The following chronology summarizes certain key events and contacts that led to the signing of the Merger Agreement.

Hillshire Brands, formerly known as Sara Lee Corporation, began trading on the New York Stock Exchange under the “HSH” ticker symbol on June 29, 2012, following the successful spinoff of Sara Lee Corporation’s international coffee and tea business. Since that time, the Board and Hillshire Brands senior management have focused on increasing stockholder value by driving revenue growth and profitability through innovation and brand investment, cost discipline and management and strategic capital deployment.

As a part of that process, the Board and Hillshire Brands senior management have evaluated potential acquisitions and partnerships, as well as other potential opportunities for strategic transactions in order to increase stockholder value. The Board and senior management also have regularly evaluated Hillshire Brands’ capital allocation structure, including dividend policy and potential share repurchases. The Board and senior management have periodically met with investment banking firms, including Centerview Partners LLC (“Centerview”) and Goldman, Sachs & Co. (“Goldman Sachs”), to obtain their views of the structure of, and developments in, the industry and potential acquisitions, dispositions and other potential strategic transactions.

The Board retained Centerview and Goldman Sachs to act as financial advisors in connection with the proposed acquisition of Pinnacle (the “Pinnacle Acquisition”), the responses to the unsolicited takeover proposals submitted by each of Tyson and Pilgrim’s Pride Corporation (“Pilgrim’s Pride”), and the subsequent entry into the Merger Agreement, based on each firm’s qualifications, expertise and reputation and their respective knowledge of the industries in which Hillshire Brands conducts its business. Each firm, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

Throughout 2013 and early 2014, at the Board’s direction, Hillshire Brands’ senior management evaluated potential acquisition targets, including targets for transformational acquisitions through which Hillshire Brands might build scale, diversify its portfolio and create margin-enhancement opportunities, including Pinnacle. As part of this evaluation process, Hillshire Brands senior management attended a variety of introductory meetings with industry participants, including Pinnacle and Pilgrim’s Pride.

During January, February and March 2014, Hillshire Brands senior management, together with Centerview and Goldman Sachs, conducted a detailed analysis of the potential acquisition of Pinnacle based on publicly available information.

On February 20, 2014, as part of Hillshire Brands’ regular meetings with industry participants, Mr. Sean Connolly, president and chief executive officer of Hillshire Brands, met with representatives of JBS S.A., a supplier to Hillshire Brands and the majority stockholder of Pilgrim’s Pride (“JBS S.A.”). No members of the management of Pilgrim’s Pride were present. At the meeting, Mr. Connolly and representatives of JBS S.A. discussed perspectives on the business of their respective companies, as well as the industry as a whole, but JBS S.A. did not make a specific offer to acquire Hillshire Brands.

On March 20, 2014, a meeting of the Board was held, at which certain members of Hillshire Brands’ senior management were present. At the meeting, Mr. Connolly reviewed management’s strategic approach to assessment of acquisition opportunities, including transformational transactions. As part of the review,

Mr. Connolly reviewed potential acquisition opportunities, including Pinnacle. Following a detailed discussion regarding these opportunities, and preliminary estimates of the financial impact of each acquisition opportunity, the Board authorized Hillshire Brands management to continue to explore, with assistance from outside advisors, a potential acquisition of Pinnacle.

On April 10, 2014, the Board met to review Hillshire Brands’ current financial performance, the proposed acquisition of Van’s Natural Foods, a maker of gluten-free pancakes, whole-grain waffles, cereals and multigrain chips (“Van’s”), and the strategic rationale and preliminary estimates of the financial impact of, and potential financing for, a potential acquisition of Pinnacle. Representatives of Centerview and Goldman Sachs each provided the Board with their independent, preliminary assessments of the financial implications of a potential acquisition of Pinnacle, as compared to other potential strategic alternatives, including maintaining the status quo. Following this discussion, the Board instructed Hillshire Brands management to submit a non-binding offer to acquire Pinnacle at a price range of $34.50 to $35.50 per share consisting of consideration in the form of 50% cash and 50% Hillshire Brands common stock.

On April 15, 2014, Mr. Connolly and a representative of Centerview met with representatives of Pinnacle and, on behalf of the Board, presented Hillshire Brands’ non-binding proposal to acquire Pinnacle, as well as a proposed form of commitment letter from affiliates of Goldman Sachs for the debt financing necessary to complete the potential acquisition. At the conclusion of this meeting, representatives of both parties indicated an interest in further exploring a potential transaction.

On April 18, 2014, representatives of Pinnacle had a discussion with representatives of Centerview regarding the non-binding proposal submitted by Hillshire Brands on April 15, 2014. Later that evening, representatives of Pinnacle provided representatives of Centerview a draft mutual confidentiality agreement.

On April 21, 2014, Hillshire Brands announced that it had entered into a definitive agreement to acquire Van’s for $165 million.

On April 23, 2014, Hillshire Brands and Pinnacle executed a mutual confidentiality agreement, which included mutual and customary standstill provisions. Upon entering into such agreement, Pinnacle and Hillshire Brands each made available to the other party non-public business and legal diligence materials, and the parties, with assistance from their financial, accounting, legal and business consulting advisors, began conducting their respective due diligence investigations on the basis of such information.

On April 23-24, 2014, a meeting of the Board was held. During this meeting, representatives of Centerview, Goldman Sachs, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”), legal advisor to Hillshire Brands, and members of Hillshire Brands’ management team jointly presented an update on the transaction process with Pinnacle, including a description of the negotiations with Pinnacle on certain key terms and the status of due diligence matters. Representatives of Centerview and Goldman Sachs also each presented preliminary financial analysis with respect to the potential acquisition of Pinnacle.

On May 2, 2014, a meeting of the Board was held. At this meeting, Hillshire Brands management provided an update on the potential acquisition of Pinnacle, including due diligence activities, acquisition negotiations, updated financial analysis and financing. Representatives of Centerview and Goldman Sachs each provided an update on the preliminary financial analysis of the potential acquisition, and representatives from Skadden, Arps provided an update on the proposed transaction terms based on a draft merger agreement distributed to Pinnacle’s counsel the previous day and previously reviewed with the Board. The Board authorized and instructed Hillshire Brands management and its advisors to continue to negotiate the terms of a potential acquisition of Pinnacle.

On May 5, 2014, Mr. Connolly and representatives of Centerview and Goldman Sachs met with representatives of Pinnacle to discuss certain terms of a potential acquisition of Pinnacle. From May 7, 2014 until the execution of definitive agreements on May 12, 2014, Hillshire Brands and Pinnacle, and their representatives, engaged in negotiations concerning the terms of the transaction agreements, including the amount of merger consideration and the terms of the non-solicitation provisions, the circumstances pursuant to which Hillshire Brands or Pinnacle could respond to alternative takeover proposals, the circumstances under which the Board or the board of directors of Pinnacle could change their recommendation, the termination events and circumstances giving rise to, and the amount of, the termination fees.

On May 9, 2014, a meeting of the Board was held. At this meeting, Hillshire Brands senior management provided an update on the negotiations regarding the potential acquisition of Pinnacle and related matters. Representatives of Centerview and Goldman Sachs then each provided their independent financial analysis. Representatives from Skadden, Arps then provided a detailed summary of the terms and conditions of the latest drafts of the key transaction agreements and the remaining open points on each agreement. Following discussion, the Board authorized Hillshire Brands management to continue negotiations on the transaction agreements.

On May 11, 2014, a meeting of the Board was held. At this meeting, representatives of Skadden, Arps provided a summary of the current terms of, and material changes to, the draft transaction agreements discussed in detail at the May 9 Board meeting. The proposed draft of the merger agreement contemplated total consideration per share of Pinnacle common stock equal to $18.00 per share in cash and 0.50 of a Share of Hillshire Brands common stock. The draft merger agreement contained a maximum termination fee of $163 million payable by Hillshire Brands (which fee was approximately 3.75% of Pinnacle’s equity value) and $141 million payable by Pinnacle, in each case under certain circumstances, including if the merger agreement was terminated because the board of directors of the applicable party changed its recommendation in favor of the Pinnacle Acquisition. The merger agreement did not permit Hillshire Brands or Pinnacle to terminate the merger agreement to accept a “superior proposal” and required that Hillshire Brands and Pinnacle would each be required to submit the Pinnacle Acquisition to a vote of their respective stockholders even in the event such party’s board of directors changed its recommendation in favor of the Pinnacle Acquisition. The representatives of Centerview and Goldman Sachs then reviewed with the Board each advisor’s independent financial analysis of the potential acquisition of Pinnacle and each advisor rendered to the Board their independent oral opinion, in each case confirmed by delivery of a written opinion, to the effect that, as of that date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion, the proposed merger consideration per share of Pinnacle common stock to be paid by Hillshire Brands was fair, from a financial point of view, to Hillshire Brands. After discussion, the Board then approved the transaction agreements, including the Pinnacle Merger Agreement, and the transactions contemplated thereby.

Early in the morning of May 12, 2014, the Pinnacle Merger Agreement and related transaction agreements, including the debt commitment letter from affiliates of Goldman Sachs, were executed and delivered. Prior to the opening of trading on the New York Stock Exchange, each of Hillshire Brands and Pinnacle issued a press release announcing the execution of the Pinnacle Merger Agreement and related transaction agreements.

On May 27, 2014, Pilgrim’s Pride, on an unsolicited basis, delivered a letter to Hillshire Brands and issued a press release (which included a copy of the letter) indicating that Pilgrim’s Pride was prepared to offer $45.00 per Share in cash for all of the outstanding Shares (the “PPC Proposal”). According to such letter, the PPC Proposal valued Hillshire Brands at 12.5 times its trailing twelve-month adjusted estimated earnings before interest, taxes, depreciation and amortization as of March 29, 2014 and represented a 25% premium to the volume weighted average price per Share over the 10 trading days following the announcement of the execution of the Pinnacle Merger Agreement. The PPC Proposal was conditioned on termination of the Pinnacle Merger Agreement and indicated that Pilgrim’s Pride would assume the related $163 million Pinnacle Termination Fee.

Also on May 27, 2014, a meeting of the Board was held, at which certain members of Hillshire Brands’ senior management and representatives from Centerview, Goldman Sachs and Skadden, Arps were present. At this meeting, Hillshire Brands senior management provided a summary of the PPC Proposal and representatives of Centerview and Goldman Sachs each provided an initial financial analysis of the PPC Proposal and an overview of Pilgrim’s Pride and JBS S.A. A representative from Skadden, Arps provided an overview, in light of the PPC Proposal, of the duties of the Board and the relevant terms of the Pinnacle Merger Agreement.

Later on May 27, 2014, Hillshire Brands issued a press release confirming receipt of the unsolicited PPC Proposal and indicating, among other things, that, consistent with its fiduciary duties and in consultation with its independent financial and legal advisors, the Board would thoroughly review the PPC Proposal.

On May 29, 2014, Tyson, on an unsolicited basis, delivered a letter to Hillshire Brands and issued a press release (which included a copy of the letter) indicating that Tyson proposed to acquire all of the outstanding Shares for $50.00 per Share in cash (the “Tyson Proposal”). In its letter, Tyson noted that it believed that there was a strong strategic, financial and operational rationale for Tyson’s acquisition of Hillshire Brands. The letter also stated that Tyson was interested in acquiring Hillshire Brands on its own, and not as combined with Pinnacle, and that, accordingly, the termination of the Pinnacle Merger Agreement would be a condition to the proposed transaction. The press release indicated that the Tyson Proposal valued Hillshire Brands at 13.4 times Hillshire Brands’ trailing twelve-month adjusted estimated earnings before interest, taxes, depreciation and amortization and represented a 35% premium to the unaffected closing price per Share on May 9, 2014, the last trading day prior to the announcement of the execution of the Pinnacle Merger Agreement. Tyson also noted in the letter that the Tyson Proposal was not subject to a financing condition and that Tyson had secured a fully committed bridge facility from Morgan Stanley Senior Funding, Inc.

Later on May 29, 2014, Hillshire Brands issued a press release confirming receipt of the unsolicited Tyson Proposal and indicating that, consistent with its fiduciary duties and in consultation with its independent financial and legal advisors, the Board would thoroughly review the Tyson Proposal.

On June 1, 2014, Pilgrim’s Pride, on an unsolicited basis, delivered a letter to Hillshire Brands amending the terms of the PPC Proposal to increase the proposed offer price to $55.00 per Share (the “Amended PPC Proposal”). The Amended PPC Proposal indicated that the proposed offer price represented an increase of $1.3 billion versus the PPC Proposal, and a 49% premium over the closing price per Share one day prior to the announcement of the execution of the Pinnacle Merger Agreement.

On June 2, 2014, a meeting of the Board was held, at which certain members of Hillshire Brands’s senior management and representatives from Centerview, Goldman Sachs and Skadden, Arps were present. At this meeting, Hillshire Brands senior management provided a summary of the terms of the Tyson Proposal and Amended PPC Proposal. Representatives of Centerview and Goldman Sachs each presented a preliminary financial analysis with respect to the two proposals and the Pinnacle Acquisition. A representative from Skadden, Arps provided a summary of the applicable terms of the Pinnacle Merger Agreement and an overview of the duties of the Board in light of the receipt of the unsolicited proposals. After discussion regarding the proposals, the Board thereafter unanimously determined in good faith, in accordance with the requirements of the Pinnacle Merger Agreement, that each of the Tyson Proposal and Amended PPC Proposal constituted a “Takeover Proposal” (as defined in the Pinnacle Merger Agreement) that was reasonably expected to lead to a “Superior Proposal” (as defined in the Pinnacle Merger Agreement), and, that, after consultation with outside legal counsel, failure to take action with respect to the Tyson Proposal and the Amended PPC Proposal would be inconsistent with the Board’s duties to Hillshire Brands stockholders under applicable law. Pursuant to this determination, the Board authorized Hillshire Brands senior management to provide information with respect to Hillshire Brands to each of Tyson and Pilgrim’s Pride pursuant to an “Acceptable Confidentiality Agreement” (as defined in the Pinnacle Merger Agreement) and to conduct separate discussions and negotiations with Tyson and Pilgrim’s Pride regarding the Tyson Proposal and the Amended PPC Proposal, as applicable.

On June 3, 2014, Pilgrim’s Pride issued a press release disclosing the existence of the Amended PPC Proposal and the proposed offer price of $55.00 per Share thereunder.

Also on June 3, 2014, Hillshire Brands issued a press release announcing that the Board, after consultation with its independent legal and financial advisors, had made the requisite determination under the Pinnacle Merger Agreement to provide information to, and conduct separate discussions with, Tyson and Pilgrim’s Pride with regard to the Tyson Proposal and the Amended PPC Proposal, respectively, but that the Board was not withdrawing, modifying, withholding or qualifying its recommendation with respect to the Pinnacle Merger Agreement and the Pinnacle Acquisition, or proposing to do so, and was not making any recommendation with respect to either the Tyson Proposal or the Amended PPC Proposal. Later on June 3, 2014, Skadden, Arps sent representatives of each of Tyson and Pilgrim’s Pride a draft confidentiality agreement. From June 3, 2014 to June 6, 2014, Hillshire Brands and their respective representatives negotiated the terms of the confidentiality agreement with representatives of each of Tyson and Pilgrim’s Pride, including the terms of a proposed standstill.

On June 4, 2014, a meeting of the Board was held, at which certain members of Hillshire Brands’ senior management and representatives from Centerview, Goldman Sachs and Skadden, Arps were present. At this meeting, representatives from Centerview, Goldman Sachs and Skadden, Arps discussed the Amended PPC Proposal and Tyson Proposal with the Board, as well as the potential process to furnish information to each of Pilgrim’s Pride and Tyson, a potential negotiation process and procedures intended to determine the highest per Share consideration reasonably available from each such party, together with the most favorable contractual terms of a potential offer.

Also on June 4, 2014, Tyson filed a Form 8-K announcing its entry into an amended and restated commitment letter with Morgan Stanley Senior Funding, Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (collectively with any other parties thereafter added, the “Tyson commitment parties”) under which the Tyson commitment parties committed to provide a 364-day senior unsecured bridge credit facility (the “Bridge Facility”) and a 364-day senior unsecured backstop revolving credit facility in connection with the Tyson offer. The Form 8-K filing included a copy of the executed amended and restated commitment letter.

On June 5 and June 6, 2014, Hillshire Brands executed a confidentiality agreement with each of Pilgrim’s Pride and Tyson, each of which included a standstill provision that would automatically terminate shortly after any termination of the Pinnacle Merger Agreement and in certain other circumstances. The standstill provision of the confidentiality agreement between Hillshire Brands and Pilgrim’s Pride has since terminated.

On June 5, 2014, following the execution of the confidentiality agreement with Pilgrim’s Pride, certain members of senior management of Hillshire Brands and Pilgrim’s Pride (including representatives of JBS S.A.) and representatives of their respective financial advisors met in Chicago, Illinois. At this meeting, Hillshire Brands senior management provided an overview of its businesses and strategic goals, and discussed certain other financial topics. The management presentation materials included certain forecasts of Hillshire Brands management with respect to Hillshire Brands’ financial performance for the fourth quarter of fiscal year 2014, which forecasts are described further in Item 8 of this Statement.

Following entry into the confidentiality agreement with Tyson on June 6, 2014, representatives of Skadden, Arps sent drafts of a merger agreement, disclosure schedules and a form of irrevocable offer letter to representatives of both Tyson and Pilgrim’s Pride. Centerview then sent to representatives of both Tyson and Pilgrim’s Pride a letter specifying the procedures to be followed in submitting a proposal (the “Proposal Procedures”). The Proposal Procedures specified the manner in which offers could be submitted and the deadlines for submitting comments to the draft transaction documents to Hillshire Brands, following which further discussions could occur. The Proposal Procedures also specified, among other things, that at the end of such discussions, each of Tyson and Pilgrim’s Pride would be able to submit an offer to Hillshire Brands consisting of a unilaterally executed merger agreement (including disclosure schedules), executed debt commitment documents and a unilaterally executed irrevocable offer letter providing that the offer would be held open until the earlier of three days following the termination of the Pinnacle Merger Agreement and December 12, 2014. The Proposal Procedures further specified that there could be up to three rounds of submissions of proposals, with the process ending after a round if one party’s bid exceeded the other party’s bid by the amount specified for that round (and with the amount specified for the first round being $2.50 per share). During the standstill period, no party could submit an offer to Hillshire Brands otherwise than pursuant to the Proposal Procedures. Hillshire Brands retained the right to change the Proposal Procedures at any time so long as both parties were informed and treated equally. The Proposal Procedures further provided that no binding obligation of Hillshire Brands would result from the Proposal Procedures or the submission of proposals and that Hillshire Brands would not execute any final merger agreement included in any offer until such time, if ever, that the Pinnacle Merger Agreement was terminated and the Board had subsequently approved any offer (as to which Hillshire Brands and the Board was under no obligation to do). Later on June 6, 2014, representatives of Centerview sent a copy of the management presentation materials that were presented to Pilgrim’s Pride on June 5, 2014, to representatives of Morgan Stanley & Co LLC (“Morgan Stanley”), financial advisor to Tyson.

The draft merger agreement provided to each of Tyson and Pilgrim’s Pride contemplated, among other things, that Tyson or Pilgrim’s Pride (as applicable) would pay to Hillshire Brands, or to Pinnacle on behalf of Hillshire Brands, the amount to be paid by Hillshire Brands as a result of the termination of the Pinnacle Merger Agreement, which amount was uncapped, and that, if the merger agreement with Tyson or Pilgrim’s Pride (as applicable) was terminated under certain circumstances, including a termination by Hillshire Brands to enter into an agreement with respect to a superior proposal made by a third party, then Hillshire Brands would pay to Tyson or Pilgrim’s Pride (as applicable) a termination fee equal to 3.0% of Hillshire Brands’ equity value and, in a subset of those circumstances, would reimburse Tyson or Pilgrim’s Pride (as applicable) for the amount paid by such party in respect of the Pinnacle Termination Fee.

On June 7, 2014, counsel to each of Tyson and Pilgrim’s Pride sent Skadden, Arps revised drafts of certain transaction documents, including the merger agreement, contemplated by the Proposal Procedures.

The revised draft merger agreement received from Tyson proposed that the amount paid by Hillshire Brands as a result of the termination of the Pinnacle Merger Agreement would be capped at $163 million, which was the maximum amount contemplated by the Pinnacle Merger Agreement, and that, if the merger agreement with Tyson was terminated under certain circumstances, Hillshire Brands would pay to Tyson a termination fee equal to 4.5% of Hillshire Brands’ equity value and, in a broader set of circumstances than had been proposed by Hillshire Brands in the initial draft of the merger agreement, would pay Tyson the Pinnacle Reimbursement Fee. Later that day, Tyson’s counsel and Skadden, Arps discussed key terms of the draft merger agreement received from Tyson, including, among other things, the size of the termination fee payable by Hillshire Brands and the circumstances in which Hillshire Brands would be required to reimburse Tyson for any payment by Tyson of the Pinnacle Reimbursement Fee. Also on June 7, 2014, certain members of Hillshire Brands’ senior management and representatives of Centerview and Goldman Sachs telephonically reviewed the Hillshire Brands management presentation previously provided to Morgan Stanley with Tyson management and representatives of Morgan Stanley.

The draft merger agreement received from Pilgrim’s Pride proposed changes to, among other things, the termination events, termination fee and financing provisions. Later that day, Pilgrim’s Pride’s counsel and Skadden, Arps discussed these and certain other key terms of the draft merger agreement from Pilgrim’s Pride.

On June 7, 2014, a meeting of the Board was held, at which certain members of Hillshire Brands’ senior management and representatives from Centerview, Goldman Sachs and Skadden, Arps were present. At this meeting, representatives of Centerview provided the Board with an update regarding the discussions and negotiations with Pilgrim’s Pride and Tyson, and Centerview and Goldman Sachs then each provided an independent updated financial analysis with respect to the Amended PPC Proposal, the Tyson Proposal and the Pinnacle Acquisition. Representatives of Skadden, Arps then provided an update regarding discussions and negotiations with the legal advisors of each of Pilgrim’s Pride and Tyson.

On the morning of June 8, 2014, Skadden, Arps sent a revised draft merger agreement to representatives of each of Tyson and Pilgrim’s Pride.

Later on June 8, 2014, Hillshire Brands received proposals from each of Tyson and Pilgrim’s Pride. The Tyson offer consisted of a unilaterally binding offer to acquire all of the outstanding Shares at a price of $63.00 per Share in cash, executed by Tyson and its merger subsidiary. The Pilgrim’s Pride offer consisted of a unilaterally binding offer to acquire all of the outstanding Shares at a price of $55.00 per Share in cash, executed by Pilgrim’s Pride and its merger subsidiary. The Tyson offer also provided for a termination fee equal to 3.25% of Hillshire Brands’ equity value. Together with their unilaterally executed merger agreements, each of Tyson and Pilgrim’s Pride also submitted to Hillshire Brands financing commitment letters from the applicable financing commitment parties. The irrevocable offer letter executed by each of Tyson and Pilgrim’s Pride provided that Hillshire Brands could accept Tyson’s offer or Pilgrim’s Pride’s offer by executing the applicable merger agreement at any time until the earlier of three days following the termination of the Pinnacle Merger Agreement and December 12, 2014, subject to the Pinnacle Merger Agreement having been terminated, or be terminated concurrently with such execution. Following submission of Tyson’s offer and Pilgrim’s Pride’s offer, representatives of Tyson and Hillshire Brands discussed certain terms in the merger agreement and disclosure schedules delivered by Tyson, including the ability of Tyson to extend the expiration of any tender offer to be launched by Tyson for the Shares and certain provisions relating to the treatment of Hillshire Brands employees.

Later on June 8, 2014, a meeting of the Board was held, at which certain members of Hillshire Brands’ senior management and representatives from Centerview, Goldman Sachs and Skadden, Arps were present. At this meeting, representatives from Centerview and Goldman Sachs each presented their independent financial analysis comparing the revised offers from Tyson and Pilgrim’s Pride and the Pinnacle Acquisition. Representatives of Skadden, Arps then provided a summary of the terms of the two offers, including the terms of the merger agreement contained in each case therein, and reviewed the duties of directors in connection therewith, as well as the applicable terms of the Pinnacle Merger Agreement. The Board reviewed the terms of both proposals and noted that the $63.00 per Share price in the Tyson offer was significantly higher than the $55.00 per Share price in the Pilgrim’s Pride offer and, pursuant to the Proposal Procedures, was in excess of the $2.50 increment specified for that round and therefore the process was concluded. After discussion and consultation with its outside financial advisors and legal advisors, the Board thereafter unanimously determined in good faith that the Tyson offer constituted a “Superior Proposal” (as defined in the Pinnacle Merger Agreement) and, after consultation with Skadden, Arps, that the failure to change its recommendation regarding the Pinnacle Acquisition would be inconsistent with the exercise of its duties to Hillshire Brands stockholders under applicable law. The Board further unanimously determined, in accordance with the Pinnacle Merger Agreement, to notify Pinnacle of its intention to change its recommendation regarding the Pinnacle Acquisition. Based on the terms of the respective offers received, including the superior price reflected in the Tyson offer, the Board instructed Hillshire Brands management and representatives of Centerview to inform Tyson and Pilgrim’s Pride that the bidding process had ended in accordance with the Proposal Procedures. Later on June 8, 2014, Tyson resubmitted to Hillshire Brands its unilaterally executed offer letter, together with its final merger agreement, unilaterally executed by Tyson and its merger subsidiary, as well as a fully executed commitment letter from Tyson and the Tyson commitment parties. The determination of the Board with respect to Tyson’s offer was subsequently confirmed by Hillshire Brands by letter to Tyson dated June 9, 2014.

On June 9, 2014, Tyson issued a press release announcing that, following the bidding process conducted by Hillshire Brands, Tyson had submitted to Hillshire Brands a unilaterally binding offer to acquire all outstanding shares of Hillshire Brands for $63.00 per Share in cash. On June 9, 2014, Hillshire Brands issued a press release confirming receipt of the Tyson offer. Hillshire Brands indicated in this press release that Hillshire Brands did not have the right under the Pinnacle Merger Agreement to terminate the Pinnacle Merger Agreement or enter into an agreement with Tyson prior to termination of the Pinnacle Merger Agreement. Hillshire Brands also indicated in this press release that the Board had not approved the Tyson offer, had not changed its recommendation regarding the Pinnacle Acquisition and was not making any recommendation with respect to the

Tyson offer. Later on June 9, 2014, Hillshire Brands delivered a notice to Pinnacle indicating that the Board intended to effect an Adverse Recommendation Change (as defined in the Pinnacle Merger Agreement). Under the terms of the Pinnacle Merger Agreement, the notice to Pinnacle started a four business day period during which Pinnacle would be entitled to propose changes to the Pinnacle Merger Agreement and negotiate with Hillshire Brands in response to the Tyson offer so that the Board would evaluate whether the Tyson offer was still considered to be a “Superior Proposal.” Pinnacle proposed no such changes during this time.

Also on June 9, 2014, Pilgrim’s Pride issued a press release announcing the withdrawal of its offer to purchase the Company at $55.00 per Share.

On June 10, 2014, Tyson filed a Form 8-K announcing its entry into a second amended and restated commitment letter with the Tyson commitment parties under which the amount of the committed Bridge Facility was increased to $8.2 billion. The Form 8-K filing included a copy of the second executed amended and restated commitment letter.

On June 11, 2014, Tyson filed a Form 8-K announcing that, as previously indicated in Tyson’s June 8, 2014 press release, Tyson had unilaterally executed the merger agreement included in the Tyson offer, which Tyson indicated was unilaterally binding on Tyson, and had submitted the Tyson offer to Hillshire Brands. The Form 8-K filing included a copy of the unilaterally executed Tyson merger agreement.

On June 14, 2014, following the expiration of the negotiation period with Pinnacle described above, a meeting of the Board was held, at which certain members of Hillshire Brands’ senior management and representatives from Centerview, Goldman Sachs and Skadden, Arps were present. At this meeting, representatives of Skadden, Arps informed the Board that Pinnacle had not proposed any applicable changes to the terms of the Pinnacle Merger Agreement, and the representatives reviewed with the Board the applicable provisions of the Pinnacle Merger Agreement and their duties to stockholders in respect thereof. Representatives from Centerview and Goldman Sachs also each presented their independent updated financial analysis comparing the Tyson offer and the Pinnacle Acquisition. After discussion and consultation with its outside financial advisors and legal advisors, the Board unanimously determined in good faith that the Tyson offer continued to constitute a “Superior Proposal” (as defined in the Pinnacle Merger Agreement) and, after consultation with Skadden, Arps, that the failure to change its recommendation regarding the Pinnacle Acquisition would be inconsistent with its duties to Hillshire Brands stockholders under applicable law. The Board further unanimously determined to withdraw its recommendation that stockholders of Hillshire Brands vote in favor of the approval of the issuance of Shares in connection with the Pinnacle Acquisition and to recommend that stockholders of Hillshire Brands vote against the issuance of Shares in connection with the Pinnacle Acquisition.

On June 16, 2014, Hillshire Brands issued a press release announcing that the Board had unanimously determined to withdraw its recommendation regarding the Pinnacle Acquisition and that the Board correspondingly recommended that Hillshire Brands’ stockholders vote against the Pinnacle Acquisition.

Also on June 16, 2014, Tyson issued a press release acknowledging the press release of Hillshire Brands regarding the withdrawal by its Board of its recommendation regarding the Pinnacle Acquisition.

On June 30, 2014, Pinnacle delivered a letter to Hillshire Brands indicating that in light of the Parent Adverse Recommendation Change (as defined in the Pinnacle Merger Agreement) that took place on June 16, 2014, Pinnacle was exercising its right to terminate the Pinnacle Merger Agreement in accordance with its terms. Later on June 30, 2014, Pinnacle issued a press release announcing that it had terminated the Pinnacle Merger Agreement and Hillshire Brands issued a press release confirming that Pinnacle had exercised its right to terminate the Pinnacle Merger Agreement.

On July 1, 2014, a meeting of the Board was held, at which certain members of Hillshire Brands’ senior management and representatives from Centerview, Goldman Sachs and Skadden, Arps were present. At this meeting, representatives of Skadden, Arps reviewed the duties of the Board to stockholders in light of the Tyson offer and then provided a detailed summary of the terms and conditions of the Tyson offer under the merger agreement. Representatives of Centerview and Goldman Sachs next each reviewed with the Board their respective independent financial analysis of the Tyson offer. Representatives of Centerview and Goldman Sachs then rendered their respective independent oral opinions, in each case confirmed by delivery of a written opinion dated as of July 1, 2014, to the effect that, as of that date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion, the $63.00 per Share consideration to be paid to the holders of Shares (other than as specified in the applicable opinion) pursuant to the merger agreement included in the Tyson offer was fair, from a financial point of view, to such holders. After discussion, the Board then unanimously determined that the merger agreement included in the Tyson offer, the tender offer, merger and the other transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Hillshire Brands and Hillshire Brands’ stockholders, approved the merger agreement and consummation of the transactions contemplated thereby, and subject to the terms of the merger agreement, resolved to recommend that the Hillshire Brands stockholders accept the tender offer contemplated by the merger agreement and tender their Shares pursuant to the tender offer and, if required by applicable law, vote in favor of the approval of the merger contemplated therein. The Board then directed Hillshire Brands management to execute and enter into the merger agreement consistent with the Board’s instructions.

During the evening of July 1, 2014, Hillshire Brands delivered to Tyson its signature page to the Merger Agreement, together with an updated copy of Hillshire Brands’ disclosure schedules, and the Merger Agreement became effective.

On July 1, 2014, Tyson filed a Form 8-K with the SEC reporting that on June 27, 2014, Tyson amended its existing senior unsecured revolving credit facility of $1.0 billion to, among other things, permit the consummation of the Offer and Merger without resulting in the occurrence of a default or event of default under the existing revolving credit facility.

On July 2, 2014, Tyson and Hillshire Brands jointly announced that they had entered into the Merger Agreement. Also on July 2, 2014, Tyson made, on behalf of Hillshire Brands, a payment to Pinnacle of the $163 million termination fee associated with Pinnacle’s termination of the Pinnacle Merger Agreement.

Reasons for the Recommendation

In reaching the conclusions and in making the recommendation described above, the Board considered, in consultation with the Company’s senior management, independent financial advisors and outside legal advisors, numerous factors, including, but not limited to, those described below.

•	Premium to Market Price. The Board considered historical market prices, volatility and trading information with respect to the Shares, including that the Offer Price of $63.00 per Share in cash:

•	represented a premium to the Company’s stockholders of approximately 70% of the closing price of the Shares on May 23, 2014, the last full trading day prior to the Company’s receipt of the initial unsolicited takeover proposal from Pilgrim’s Pride;

•	represented a premium to the Company’s stockholders of approximately 70% of the closing price of the Shares on May 9, 2014, the last full trading day prior to the Company’s execution of the Pinnacle Merger Agreement;

•	represented a premium to the Company’s stockholders of approximately 76% and 85% over the one and twelve month, respectively, volume weighted average closing prices of the Shares prior to May 9, 2014; and

•	represented a premium to the Company’s stockholders of approximately 67% of the 52-week high prior to May 9, 2014.

•	Form of Consideration. The Board considered the fact that the Offer Price and Merger Consideration will be paid entirely in cash, providing certain, near-term value and immediate liquidity to the Company’s stockholders.

•	Opinion of Centerview. The Board considered the opinion of Centerview rendered to the Board that, as of July 1, 2014, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, the consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in this Item 4 under “Fairness Opinion of Centerview.”

•	Opinion of Goldman Sachs. The Board considered the opinion of Goldman Sachs rendered to the Board that, as of July 1, 2014, and based upon and subject to the factors and assumptions set forth therein, the $63.00 in cash per Share to be paid to the holders (other than Tyson and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in this Item 4 under “Fairness Opinion of Goldman Sachs.”

•	Highest Price Reasonably Available. The Board considered the fact that the Company, in accordance with the Pinnacle Merger Agreement, had engaged Tyson and Pilgrim’s Pride in a negotiation process that the Board, with the assistance and advice of its advisors, believed would yield an offer of the highest per Share consideration reasonably available from Tyson and Pilgrim’s Pride, which process did not obligate Hillshire to accept any such offers received during or at the completion of such process and that permitted Hillshire, subject to the terms of the Pinnacle Merger Agreement, to consider unsolicited offers received from third parties. The Board considered the fact that between May 27, 2014, the date the Company received the unsolicited public proposal from Pilgrim’s Pride, and July 1, 2014, the date the Company executed the Merger Agreement, no other party submitted a proposal to acquire the Company. The Board considered that Tyson’s final unilateral binding offer of $63.00 per Share was approximately 14.5% higher than the highest prior offer of $55.00 per Share from Pilgrim’s Pride and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•	Full and Fair Value. The Board believed that the Offer Price of $63.00 per Share represented a full and fair value for the Shares, taking into account the Board’s familiarity with the Company’s current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company’s future business plan and potential long-term value.

•	Payment of Pinnacle Termination Fee. The Board considered the fact that Tyson agreed to pay the $163,000,000 termination fee under the Pinnacle Merger Agreement concurrently with Hillshire’s execution of the Merger Agreement and that the Company would only be required to reimburse Tyson for the Pinnacle Termination Fee in limited circumstances where the Merger Agreement was terminated and the Company was also required to pay Tyson the Company Termination Fee.

•	Loss of Opportunity. The Board considered the possibility that, if it declined to adopt the Merger Agreement, there may not be another opportunity for the Company’s stockholders to receive a comparably priced transaction and that the short-term market price for the Shares could fall below the value of the Offer Price, and possibly substantially below the value of the Offer Price.

•

Review of Strategic Alternatives. The Board considered the potential stockholder value that could be expected to be generated by remaining an independent public company (including through the pursuit of a leveraged stock repurchase plan), as well as the potential benefits, risks and uncertainties associated with such alternatives and the Board’s assessment that no alternatives (including the Pinnacle Acquisition) were reasonably likely to create greater value to the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. In determining that the Tyson offer was a “Superior Proposal” (as defined in the Pinnacle Merger Agreement) to the Pinnacle Acquisition, the Board determined that the Tyson offer (1) was reasonably capable of being completed within a reasonable period of time on the terms set forth in the Tyson offer, taking into account all financial, legal, regulatory and other aspects thereof that the Board deemed relevant, (2) included financing that was fully committed, and (3) would, in the good faith judgment of the Board, if consummated result in a transaction more favorable to the Hillshire stockholders from a financial point of view than the transactions contemplated by the Pinnacle Merger Agreement.

•	Terms of the Merger Agreement. The Board considered that, taken as a whole, the provisions of the Merger Agreement were favorable to the Company’s stockholders. The Board also believed that the terms of the Merger Agreement included the most favorable terms reasonably attainable from Tyson.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited and customary conditions in the Merger Agreement to the obligations of Offeror to accept for payment and pay for the Shares tendered pursuant to the Offer, as well as the Company’s ability to seek specific performance to prevent certain breaches or threatened breaches of the Merger Agreement, including to cause the Offer and the Merger to be consummated if all of the conditions to Tyson and Offeror’s obligations to effect the closing of the Offer and the Merger, respectively, have been satisfied or waived.

•	Regulatory Approvals. The Board considered the fact that the Merger Agreement requires Tyson to take any and all actions necessary in order to ensure that any antitrust approvals are obtained and any antitrust impediments are removed. The Board considered the increased certainty of closing that this obligation of Tyson provided to the Company and its stockholders.

•	No Financing Condition. The Board considered the fact that the Offer and the Merger are not subject to a financing condition and that Tyson had obtained fully committed financing for the transactions contemplated by the Merger Agreement (including Tyson’s receipt and execution of the commitment letter with respect thereto from the Tyson commitment parties). The Board also considered the creditworthiness of Tyson and its ability to pay the Offer Price and Merger Consideration and the other amounts required to be paid by Tyson under the Merger Agreement.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the fact that while the Merger Agreement prohibits the Company from soliciting alternative Takeover Proposals, the Merger Agreement permits the Company to, in certain circumstances, furnish information to and engage in negotiations with a party that has submitted an unsolicited Takeover Proposal. In addition, the Board considered the fact that it could terminate the Merger Agreement to accept a Superior Proposal, subject to payment of the Company Termination Fee and Pinnacle Reimbursement Fee, prior to the consummation of the Offer.

•	Ability to Change Recommendation to Stockholders. The Board considered that it retained the ability to withhold, withdraw, modify or qualify its recommendation to the Company’s stockholders, if it concludes in good faith (after consultation with its outside legal counsel) that a failure to take such action would be inconsistent with the Board’s fiduciary duties to Hillshire and its stockholders under applicable laws, including (with certain limitations) in connection with the receipt of a Superior Proposal. The Board also noted that the exercise of this right would give Tyson the right to terminate the Merger Agreement and could require the Company to pay Tyson the Company Termination Fee and Pinnacle Reimbursement Fee.

•	Extensions of Offer Period. The Board considered the fact that the Merger Agreement provides that Offeror would be required to extend the Offer one or more times (until as late as December 1, 2014, or if the sole remaining condition is expiration of the HSR waiting period, April 1, 2015) beyond the initially scheduled expiration date of the Offer if the conditions to the consummation of the Offer are not satisfied as of such time.

•	Timing of Completion. The Board considered the anticipated timing of the consummation of the Offer and the Merger, as well as the structure of the Offer as a tender offer for all outstanding Shares which, assuming the satisfaction of the conditions to the Offer, should allow stockholders to receive the Offer Price in a relatively short time frame, followed promptly by the Merger in which stockholders who do not tender will receive the same per Share consideration as received in the Offer. The Board also considered the business reputation of Tyson and its management and the substantial financial resources of Tyson and, by extension, Offeror, which the Board believed supported the conclusion that an acquisition transaction with Tyson and Offeror could be completed relatively quickly and in an orderly manner. Also, the Board considered the fact that the Merger Agreement requires that the Merger would be consummated through the “short-form” procedures available under Maryland law at the Effective Time and could therefore be expected to occur expeditiously after the consummation of the Offer.

The Board has also considered a variety of risks and other potentially negative aspects in its deliberations concerning the Offer, the Merger and the Merger Agreement. These included the following:

•	Reimbursement of Pinnacle Termination Fee. The Board considered the fact that the Company would be required, in circumstances in which the Company would owe the Company Termination Fee to Tyson, to also reimburse the Pinnacle Reimbursement Fee that Tyson agreed to pay if the Company entered into the Merger Agreement.

•	Impact of Announcement on the Company. The Board considered the effect of a public announcement of the transactions on the Company’s operations, stock price and employees and its ability to attract and retain key management and sales personnel while the Offer and the Merger are pending and the potential adverse effects on the financial results of the Company as a result of that disruption.

•	Adverse Effect of Unconsummated Transaction. The Board considered the risk that the Offer and the Merger might not be consummated and the effect of the resulting termination of the Merger Agreement on (i) the market price of the Shares, (ii) the Company’s business and operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination fee payment, and (iii) the ability to attract and retain key employees.

•	Appraisal Rights. The Board considered that, under the MGCL, holders of Shares would not have appraisal rights with respect to their Shares in the Offer and are not expected to have such rights in the Merger, as described below in Item 8 under “Appraisal Rights.”

•	Tax Treatment. The Board considered that the cash payment of the Offer Price and the Merger Consideration to holders of Shares in the Offer or the Merger, as applicable, generally will be taxable to such holders for U.S. federal income tax purposes.

•	Restrictions on Business Combinations. The Board considered the restrictions on the Company’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions. The Board understood that these provisions were conditions to Tyson’s willingness to enter into the Merger Agreement and were believed by the Board to be reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company stockholders and the fact that Tyson’s initial offer to purchase the Company had been public for a length of time and no other proposals, other than Pilgrim’s Pride’s offer, were made.

•	Pre-Closing Covenants. The Board considered that, under the terms of the Merger Agreement, the Company would be required to conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company would not be able to undertake various actions related to the conduct of its business without the prior written consent of Tyson. The Board further considered that these provisions might limit the Company’s ability to pursue business opportunities that it might otherwise pursue.

•	Termination Fee. The Board considered the Company Termination Fee that could become payable by the Company to Tyson pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement by the Company to accept a Superior Proposal, and concluded that the fee was reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders and would not preclude a third party with strategic interest and financial capability from making a superior proposal.

•	No Stockholder Participation in Future Growth or Earnings. The Board considered that the Company’s stockholders will not participate in the Company’s potential future earnings and growth or benefit from any potential future increase in its value following the Offer and the Merger that may have been realized if the Company remained independent or had completed the Pinnacle Acquisition.

•	Interests of Directors and Officers that are Distinct from the Interests of the Company’s Stockholders. The Board considered the interests of certain members of Hillshire’s senior management in the Offer and the Merger, including the arrangements described above in Item 3, which arrangements include the treatment in connection with the Offer of equity and equity-based incentive compensation awards held by the Company’s executive officers and non-employee directors described under “Equity and Equity-Based Incentive Compensation.”

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material information, issues and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger and the Merger Agreement. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s financial advisors and outside legal counsel.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Opinions of Financial Advisors to the Board

Fairness Opinion of Centerview

Centerview was retained as financial advisor to the Board in connection with the transactions contemplated by the Merger Agreement, which are referred to collectively as the “Transaction.” In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to holders of Shares (other than (x) Shares that are owned, directly or indirectly, by Tyson, the Company or Offeror (including as a result of the exercise of the Top-Up Option (as defined below) by Offeror) and (y) Shares held by any subsidiary of the Company, which are referred to collectively with Shares described in clause (x) and with any Shares held by any affiliate of Tyson, throughout this summary of Centerview’s opinion as the “Excluded Shares”) of the consideration proposed to be paid to such holders in the Offer and the Merger (the “Consideration”) pursuant to the Merger Agreement. On July 1, 2014, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated such date, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated July 1, 2014, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex A and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction, and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement and did not address any other term or aspect of the Merger Agreement or the Transaction. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter. The summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to the full text of Centerview’s written opinion attached as Annex A.

The written opinion of Centerview described above should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a version of the Merger Agreement executed and delivered by Tyson and Offeror on June 8, 2014 and an execution version of the commitment letter from Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. dated June 9, 2014, which letter is referred to throughout this summary of Centerview’s opinion as the “Commitment Letter”;

•	Annual Reports on Form 10-K of the Company for the fiscal years ended June 29, 2013, June 30, 2012 and July 2, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to collectively as the “Forecasts,” and which are collectively, with the Forecasts, referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. For purposes of its opinion, Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final, fully executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Merger Agreement reviewed by Centerview, and Centerview assumed, at the Company’s direction, that the final executed debt commitment letter would not differ in any respect material to Centerview’s analysis or opinion from the Commitment Letter reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with the Company. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the members of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a brief summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated July 1, 2014. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis should not be taken to be Centerview’s view of the actual value of the Company. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 9, 2014 (the last trading day before the announcement of the Pinnacle Acquisition) with respect to the Company and Pinnacle, and June 30, 2014 (the next to last trading day before the public announcement of the Transaction) for other companies and is not necessarily indicative of current market conditions. The implied price ranges described below were rounded to the nearest $0.25.

Selected Company Analysis

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded companies in the packaged food industry that Centerview, based on its experience in the industry and judgment as a financial advisor, deemed comparable to the Company:

•	B&G Foods, Inc.

•	Campbell Soup Company

•	ConAgra Foods Inc.

•	The Hillshire Brands Company

•	Hormel Foods Corp.

•	The J.M. Smucker Company

•	Kraft Foods Group Inc.

•	Pinnacle Foods Inc.

Other than the Company, none of the selected companies listed above is identical to or directly comparable to the Company. The companies included were chosen because they are publicly traded companies with certain operations, results, business mix or product profiles that, for purposes of analysis, may be considered similar to certain operations, results, business mix or product profiles of the Company.

Using publicly available information for each of the selected companies and the Internal Data, including the Forecasts, for the Company, Centerview calculated (i) the current stock price as a multiple of estimated earnings per share, calendarized to the Company’s fiscal year ending June 27, 2015, which is referred to in this summary of Centerview’s opinion as “2015E P/E” and (ii) enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of (x) estimated earnings before interest, taxes, depreciation and amortization, which is referred to as “EBITDA,” calendarized to the Company’s fiscal year ending June 27, 2015, and (y) Adjusted EBITDA (as defined in Item 8 under “Selected Company Financials”) with respect to the Company, calendarized to the Company’s fiscal year ending June 27, 2015, which is collectively with EBITDA referred to in this summary of Centerview’s opinion as “2015E EV/EBITDA.”

The analyses indicated 2015E P/E multiples for the selected companies ranging from a low of 13.3x to a high of 20.7x, with a median (excluding the Company) of 17.4x, and 2015E EV/EBITDA multiples for the selected companies ranging from a low of 9.4x to a high of 12.0x, with a median (excluding the Company) of 11.3x. Based on its analysis of the relevant metrics for each of the selected companies and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview applied (a) an illustrative range of multiples of 16.5x to 19.5x of 2015E P/E to the Company’s estimated fiscal year 2015 Adjusted EPS, as set forth in Item 8 under “Selected Company Forecasts,” to calculate an implied value per Share of approximately $31.50 to $37.25 and (b) an illustrative range of multiples of 9.5x to 11.5x of 2015E EV/EBITDA to the Company’s estimated fiscal year 2015 Adjusted EBITDA, as set forth in Item 8 under “Selected Company Forecasts,” to calculate an implied value per Share of approximately $36.25 to $44.75.

Selected Transactions Analysis

Centerview analyzed certain information relating to the following packaged food transactions with transaction values greater than $500 million in the last 10 years for which publicly disclosed information was available and that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transaction:

Announcement Date	Target	Acquiror
4/17/2014	Michael Foods, Inc.	Post Holdings, Inc.
10/11/2013	Del Monte Consumer Products	Del Monte Pacific Limited
8/12/2013	Wish-Bone	Pinnacle Foods Inc.
5/29/2013	Smithfield Foods, Inc.	Shuanghui International Holdings Limited
2/14/2013	H.J. Heinz Company	Berkshire Hathaway and 3G Capital
1/3/2013	Skippy	Hormel Foods Corp.
11/27/2012	Ralcorp Holdings, Inc.	ConAgra Foods, Inc.
7/9/2012	Bolthouse Farms	Campbell Soup Company
2/15/2012	Pringles	Kellogg Company
11/25/2010	Del Monte Foods Company	KKR, Vestar Capital Partners, Centerview PE
7/19/2010	Unilever’s Italian Findus Business	Birds Eye Iglo
6/21/2010	American Italian Pasta Company	Ralcorp Holdings, Inc.
2/25/2010	Kettle Foods	Diamond Foods, Inc.
1/5/2010	Kraft Foods’ Frozen Pizza	Nestle SA
11/19/2009	Birds Eye Foods, Inc.	Pinnacle Foods Inc.
4/28/2008	William Wrigley Jr. Company	Mars, Inc.
7/3/2007	Danone - Biscuits Division	Kraft Foods Inc.
4/12/2007	Gerber	Nestle SA
2/1/2007	Pinnacle Foods Inc.	The Blackstone Group

None of the transactions listed above is identical to or directly comparable to the Transaction. The selected transactions included were chosen because they involved companies with certain operations, results, business mix or product profiles that, for purposes of analysis, may be considered similar to certain operations, results, business mix or product profiles of the Company.

Using publicly available information, Centerview calculated for each of the selected transactions the implied enterprise value of the target company, calculated based on the purchase price paid in the transaction, as a multiple of EBITDA of the target company for the last twelve month (which is referred to as “LTM”) period ended prior to the announcement of the applicable transaction. The analysis indicated an enterprise value to LTM EBITDA multiple for such transactions ranging from a low of 8.1x to a high of 18.5x, with a mean of 11.6x and a median of 11.0x. Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview applied an illustrative range of enterprise value to LTM EBITDA multiples of 10.0x to 13.0x to corresponding LTM Adjusted EBITDA data of the Company of $519 million as of March 29, 2014, as adjusted to include run-rate 2013 EBITDA of Van’s (acquired by the Company on May 15, 2014), to calculate an implied value per Share of approximately $36.00 to $48.00.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered free cash flows and terminal value of a company. In connection with this analysis, Centerview calculated indications of net present value per Share based on the Forecasts and publicly available information. Utilizing the Forecasts and an extrapolation of unlevered free cash flow for fiscal years June 30, 2018 through 2024 prepared by Centerview solely for the purpose of this analysis based on guidance from the management of Hillshire, Centerview calculated the present value of the estimated unlevered free cash flows for the Company, using the mid-year convention for the fiscal years ending on, in each case, the Saturday closest to June 30, 2015 through 2024. The terminal value at the end of the forecast period was estimated by using perpetuity growth rates ranging from 1.5% to 2.5%. The unlevered free cash flow and terminal value were then discounted to present value (as of June 30, 2014) using discount rates ranging from 8.0% to 9.0%, reflecting Centerview’s estimates of the Company’s then current weighted average cost of capital, determined by Centerview utilizing the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered beta, tax rates and current yields for U.S. treasury notes. Centerview’s discounted cash flow analysis indicated an implied value per Share of approximately $30.25 to $42.25.

Other Factors

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•	historical trading prices for Shares for the 52-week period ending May 9, 2014 (the last trading day before the announcement of the Pinnacle Acquisition), which reflected low and high stock trading prices for the Company during such period of approximately $30.50 to $37.75 per Share;

•	publicly available stock price targets of selected research analysts for Shares, which had a median stock price target of approximately $39.50 per Share, representing a 6.9% premium to the closing price per Share on May 9, 2014 (the last trading day before the announcement of the Pinnacle Acquisition), and which indicated low and high stock price targets for the Company ranging from $38 to $42 per Share; and

•	an analysis of premia paid in 148 completed U.S. cash transactions with transaction values between $1.0 billion and $10.0 billion announced between January 2009 and May 2014 (excluding financial and real estate transactions and transactions where reported premia paid exceeded 200%). The premia in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. The mean, median, 25th percentile and 75th percentile premia paid for the selected transactions were 38.3%, 32.5%, 21.1% and 50.2%, respectively. Centerview calculated that the premia paid in the 25th to 75th percentile of such transactions implied a value per Share of approximately $44.25 to $55.50.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

In performing its financial analyses, Centerview considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the Company’s and its advisors’ control. No company or transaction used in the analyses is identical to the Company or the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The assumptions and estimates contained in the financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Centerview prepared the above analyses for the purpose of providing its opinion to the Board regarding whether, as of the date of Centerview’s written opinion, the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Centerview or any other person assumes responsibility if future results are different from those described, whether or not any such difference is material.

Centerview’s financial analyses and opinion were only one of many factors considered by the Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Board or management of the Company with respect to the Transaction or the Consideration payable in the Transaction or as to whether the Board would have been willing to determine that a different amount and/or form of consideration was fair. The Consideration for the Transaction was determined through arm’s-length negotiations between the Company and Tyson and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has provided and is currently providing certain investment banking and other services to the Company for which Centerview has received, and may receive, compensation, including acting as the Company’s financial advisor in connection with its proposed acquisition of Pinnacle in 2014 (since terminated), and its acquisition of Van’s in 2014 and the Golden Island jerky business in 2013. In the past two years, Centerview has received aggregate fees of $1.5 million and invoiced an additional $4.0 million for investment banking or other services provided to the Company. In the past two years, Centerview has not provided investment banking or other services to Tyson or Offeror for which Centerview has received compensation. Centerview may provide investment banking and other services to or with respect to the Company or Tyson or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Tyson, or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of $28.5 million, $2 million of which was credited as a result of the rendering of Centerview’s opinion in connection with the Pinnacle Acquisition, $2 million of which was payable upon the rendering of Centerview’s opinion in connection with the Transaction, and $24.5 million of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Fairness Opinion of Goldman Sachs

Goldman Sachs rendered its opinion to the Board that, as of July 1, 2014, and based upon and subject to the factors and assumptions set forth therein, the $63.00 in cash per Share to be paid to the holders (other than Tyson and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated July 1, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement, which are referred to collectively as the “Transaction,” and such opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	a version of the Merger Agreement executed and delivered by Tyson and Offeror on June 8, 2014;

•	annual reports to stockholders and Annual Reports on Form 10-K of Hillshire for the five fiscal years ended June 29, 2013 (including Sara Lee Corporation’s annual reports to stockholders and Annual Reports on Form 10-K for the three fiscal years ended July 2, 2011);

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Hillshire;

•	certain other communications from Hillshire to its stockholders;

•	certain publicly available research analyst reports for Hillshire; and

•	certain internal financial analyses and forecasts for Hillshire prepared by its management, as approved for Goldman Sachs’ use by Hillshire, which are referred to collectively as the “Forecasts.”

Goldman Sachs also held discussions with members of the senior management of Hillshire regarding their assessment of the past and current business operations, financial condition and future prospects of Hillshire; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Hillshire with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the food industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the consent of the Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Board that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Hillshire management. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Hillshire or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Hillshire or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Hillshire to engage in the Transaction, the Pinnacle Acquisition, or the relative merits of the Transaction as compared to the Pinnacle Acquisition or any other strategic alternatives that may have been available to Hillshire; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than Tyson and its affiliates) of Shares, as of the date of the opinion, of the $63.00 in cash per Share to be paid pursuant to the Merger Agreement. Goldman Sachs’ opinion did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Hillshire; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Hillshire, or class of such persons in connection with the Transaction, whether relative to the $63.00 in cash per Share to be paid to the holders (other than Tyson and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. In addition, Goldman Sachs’ opinion did not express any opinion as to the impact of the Transaction on the solvency or viability of Hillshire or Tyson or the ability of Hillshire or Tyson to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, July 1, 2014 and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after July 1, 2014. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses.

Except as otherwise noted, the following quantitative information, including the price of the Shares, to the extent that it is based on market data, is based on market data as it existed on or before May 9, 2014, the last trading day prior to the public announcement of the Pinnacle Acquisition and is not necessarily indicative of current market conditions.

Premia Analysis

Goldman Sachs analyzed the $63.00 in cash to be paid per Share pursuant to the Merger Agreement in relation to the closing price of the Shares on May 9, 2014, the volume weighted average price, which is referred to as VWAP, of the Shares over the one-month and 12-month periods ended May 9, 2014, and the high and low prices of the Shares during the 52-week period ended May 9, 2014.

The results of this analysis are summarized as follows:

Historic Implied Premium
Closing Price on May 9, 2014 ($36.95)	70.5%
1-Month VWAP ($35.80)	76.0%
12-Month VWAP ($34.10)	84.8%
52-Week High ($37.83)	66.5%
52-Week Low ($30.43)	107.0%

Goldman Sachs also reviewed and analyzed the acquisition premia for all publicly disclosed sale transactions involving United States targets with a transaction value of greater than $1 billion and with all-cash consideration since 2009, calculated relative to (i) the target’s closing share price one day prior to announcement and (ii) the target’s closing share price on the day that is one month prior to announcement, based on information obtained from Thomason Financial Securities Data. Goldman Sachs calculated the average acquisition premia for those precedent transactions in each year from 2009 to 2014 (through June 30, 2014).

The results of this analysis are summarized as follows:

Year	Average Acquisition Premia – One Day Prior to Announcement	Average Acquisition Premia – One Month Prior to Announcement
2009	48%	67%
2010	35%	43%
2011	37%	38%
2012	46%	51%
2013	35%	41%
2014 (YTD)	35%	48%

Goldman Sachs noted that the premia implied by the $63.00 in cash to be paid per Share pursuant to the Merger Agreement relative to (i) the closing price of the Shares on May 9, 2014, which was the last trading day before the announcement of the Pinnacle Acquisition, and (ii) the closing share price on April 9, 2014, one month prior to the announcement of the Pinnacle Acquisition, are 71% and 77% respectively.

Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the following selected transactions in the food sector with a transactional value of greater than $500 million since 2009:

Date of Announcement	Acquirer	Target
November 2009	Pinnacle Foods Inc.	Birds Eye Foods, Inc.
February 2010	Diamond Foods, Inc.	Kettle Foods Inc.
November 2010	KKR and Co. L.P./Vestar Capital Partners/ Centerview Partners	Del Monte Foods Company
February 2012	The Kellogg Company	Pringles Snacking Business
July 2012	Campbell Soup Company	Bolthouse Farms, Inc.
November 2012	ConAgra Foods, Inc.	Ralcorp Holdings Inc.
January 2013	Hormel Foods Corporation	Skippy Peanut Butter Business
February 2013	3G Capital	H.J. Heinz Company
May 2013	Shuanghui International Holdings Limited	Smithfield Foods, Inc.
August 2013	Pinnacle Foods Inc.	Wish-Bone Salad Dressings Business
October 2013	Del Monte Pacific Limited	Consumer Products Business of Del Monte Foods Company
December 2013	Sysco Corp.	US Foods Inc.
December 2013	WhiteWave Foods Co.	Natural Selection Foods, LLC, d/b/a Earthbound Farm
April 2014	Post Holdings Inc.	Michael Foods Inc.

Although none of the selected transactions is directly comparable to the Transaction, the target companies in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain operations of Hillshire, such that the selected transactions may be considered similar to the Transaction. For each of the selected transactions, Goldman Sachs calculated and compared the implied enterprise value, which is referred to in this summary of the Goldman Sachs opinion as EV, of the target company based on the announced transaction price, as a multiple of the target company’s EBITDA, for the most recently reported LTM ending prior to the announcement of the transaction.

The results of this analysis are summarized as follows:

	Range	Median
EV/LTM EBITDA	8.0x – 13.7x	10.3x

Goldman Sachs noted that Hillshire’s EV implied by the $63.00 cash per Share to be paid pursuant to the terms of the Merger Agreement as a multiple of Hillshire’s LTM Adjusted EBITDA was 16.8x.

Selected Companies Analysis

Goldman Sachs reviewed certain financial information for Hillshire and compared such information to the corresponding financial information, ratios and market multiples for the following selected companies in the food industry (collectively, the “Selected Companies”):

Food Companies

•	B&G Foods

•	Campbell Soup Company

•	ConAgra Foods, Inc.

•	Hormel Foods, LLC

•	J.M. Smucker Company

•	Kraft Foods Group Inc.

•	Pilgrim’s Pride Corporation

•	Pinnacle Foods Inc.

•	Tyson Foods Inc.

Although none of the selected companies is directly comparable to Hillshire, the companies included were chosen because they are or were publicly traded companies in the food industry with operations that, for the purposes of analysis, may be considered similar to certain operations of Hillshire.

With respect to Hillshire and each of the selected companies, Goldman Sachs compared the estimated price to earnings, which is referred to as “P/E,” multiples for fiscal year 2015 and the estimated EV/EBITDA multiples for fiscal year 2015, based on information obtained from public filings; Institutional Brokers’ Estimate System estimates; Bloomberg as well as other Wall Street research as of (i) May 9, 2014, which was the last trading day before the announcement of the Pinnacle Acquisition, with respect to Hillshire and Pinnacle, (ii) May 23 and May 28, 2014, with respect to Pilgrim’s Pride and Tyson, respectively, which dates were the last trading day prior to each company’s initial unsolicited offer for Hillshire, and (iii) June 30, 2014, with respect to the other selected companies. In performing this analysis, Goldman Sachs calendarized the multiples to reflect Hillshire’s fiscal year end of the Saturday closest to June 30 and used the $63.00 in cash to be paid per Share pursuant to the Merger Agreement for purposes of calculating the multiples for Hillshire.

The results of this analysis are summarized as follows:

	Range of Selected Companies	Median of Selected Companies	Hillshire
FY2015 P/EPS	13.0x – 20.6x	17.6x	32.6x
FY2015 EV/EBITDA	7.3x – 12.0x	10.9x	15.9x

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis of Hillshire on a stand-alone basis to determine a range of illustrative present values per Share. Using the Forecasts, including certain extrapolations for fiscal years 2018 and 2019 based on guidance from the management of Hillshire, Goldman Sachs derived an illustrative range of implied enterprise values on a stand-alone basis by discounting to the present values as of June 30, 2014, using discount rate rates ranging from 8.0% to 9.3%, (i) estimated unlevered free cash flows of Hillshire for the fiscal years 2015 through 2019 and (ii) illustrative terminal values of Hillshire as of June 30, 2019 derived by applying exit multiples ranging from 9.0x to 12.0x to Hillshire’s estimated Adjusted EBITDA for the fiscal year 2019. To calculate an illustrative range of the implied equity values per Share on a stand-alone basis, Goldman Sachs subtracted the net debt amount of Hillshire as of June 30, 2014 from the illustrative range of the implied enterprise values as described in the foregoing sentences and divided the range of results by the number of fully diluted outstanding Shares as of June 30, 2014, in each case, in accordance with the Forecasts. For purposes of this analysis, Goldman Sachs used (x) a range of discount rates derived by application of the Capital Asset Pricing Model, which takes into account certain Hillshire-specific metrics, including Hillshire’s target capital structure, the cost of long-term debt, after-tax yield on permanent excess cash, if any, forecast tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally and (y) a range of exit multiples derived based upon Goldman Sachs’ professional judgment, taking into account several factors, including analysis of the one-year forward EBITDA multiples of selected companies which exhibited similar business characteristics to Hillshire. This analysis resulted in an illustrative range of implied equity values per Share of $35.32 to $49.48.

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, using the Forecasts. This analysis is designed to provide an indication of the implied present value of a theoretical future value of a company’s equity on a per share basis as a function of such company’s estimated future earnings and its assumed future price/earnings multiples. For this analysis Goldman Sachs calculated the implied present values per Share as of June 30, 2015 and June 30, 2016 by applying P/E multiples ranging from 16.0x to 20.0x to the Adjusted EPS estimates for each of the fiscal years 2015 and 2016, using the Forecasts, reflecting dividend payments included in the Forecasts, and then discounted these theoretical future values of Hillshire’s equity on a per Share basis to present values as of June 30, 2014 using an illustrative discount rate of 9.6%, reflecting Goldman Sachs’ estimate of the cost of equity for Hillshire. These analyses resulted in the following implied present values per Share:

P/E Multiple	Implied Present Value Range (Low-High)
16.0x	$33.44-$34.00
18.0x	$37.51-$38.03
20.0x	$41.58-$42.06

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Hillshire or the contemplated Transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Tyson and its affiliates) of Shares, as of the date of the opinion, of the $63.00 in cash per Share to be paid pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Hillshire, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid pursuant to the Merger Agreement was determined through arm’s-length negotiations between Hillshire and Tyson and was approved by the Board. Goldman Sachs provided advice to the Board during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Hillshire or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to adopt the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Hillshire, Tyson, any of their respective affiliates and third parties or any currency or commodity that may be involved in the Transaction. Goldman Sachs acted as financial advisor to Hillshire in connection with, and has participated in certain of the negotiations leading to, the Transaction. In connection with its services as financial advisor to the Board, Goldman Sachs expects to receive fees in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and Hillshire has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify it against certain liabilities that may arise, out of its engagement. Goldman Sachs has provided certain financial advisory and/or underwriting services to Hillshire and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor with respect to the spin-off of the international coffee and tea business of Sara Lee Corporation (the former name of Hillshire) in June 2012 and as financial advisor to Hillshire in connection with its agreement to purchase all of the outstanding shares of Pinnacle announced May 2014 and, at Hillshire’s request, an affiliate of Goldman Sachs entered into financing commitments and agreements to provide Hillshire with term loans plus a revolver in connection with the consummation of the Pinnacle Acquisition, in each case subject to the terms of such commitments and agreements. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Tyson and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as co-manager in connection with the senior unsecured notes (aggregate principal amount $1,000,000,000) provided to Tyson in June 2012. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Hillshire, Tyson and their respective affiliates for which its Investment Banking Division may receive compensation. During the two year period ended July 1, 2014, the Investment Banking Division of Goldman Sachs has not received any compensation for financial advisory and/or underwriting services provided to the Company, Tyson and/or their respective affiliates.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated May 9, 2014, as amended and restated June 8, 2014, the Board engaged Goldman Sachs to act as its financial advisor in connection with the Transaction and certain other transactions. Pursuant to the terms of this engagement letter, Hillshire has agreed to pay Goldman Sachs a transaction fee of approximately $27.5 million, all of which is contingent upon consummation of the Transaction, and Hillshire has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors, affiliates, or subsidiaries intend to tender any Shares he, she, or it holds of record or beneficially owns for purchase pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

The Company has retained Centerview and Goldman Sachs as its financial advisors in connection with the Company’s consideration of the Offer and other matters. Pursuant to an engagement letter with each financial advisor, the Company has agreed to pay Centerview and Goldman Sachs for their services, including a transaction fee payable in each case upon consummation of the Transaction. In connection with a sale of the Company to Tyson, Hillshire has agreed to pay Centerview an aggregate fee of $28.5 million, $2 million of which was payable upon the rendering of the Centerview opinion with respect to the Transaction and $2 million of which was credited as a result of the rendering of a separate opinion from Centerview in respect of the Pinnacle Acquisition. The remaining $24.5 million is payable contingent upon consummation of the Transaction. In connection with a sale of the Company to Tyson, Hillshire has agreed to pay Goldman Sachs an aggregate fee of $27.5 million, contingent upon consummation of the Transaction. The Company has agreed to reimburse

Centerview and Goldman Sachs for certain of their expenses and to indemnify Centerview and Goldman Sachs against certain liabilities that may arise out of their respective engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with grants of dividend equivalent rights to directors under the Company’s 1999 Non-Employee Director Stock Plan, as amended, filed as Exhibit (e)(8) hereto and incorporated herein by reference, and other than the grant of the Top-Up Option, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company does not have any knowledge of any negotiation being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by Tyson or any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the annexes or exhibits to this Statement or the Offer, to the knowledge of the Company, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information

Selected Company Forecasts

Hillshire does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates, though Hillshire has in the past provided investors with full-year financial guidance which may cover areas such as sales and earnings per share, among other items, which it may update from time to time during the relevant year. However, in connection with Hillshire’s evaluation of the Offer and the Merger, Hillshire’s management prepared unaudited prospective financial information on a stand-alone basis, without giving effect to the Offer and the Merger, which information we refer to as the Hillshire unaudited prospective financial information. Hillshire is electing to provide such information because such forecasts were made available to the Board for purposes of considering and evaluating the Offer. The Hillshire unaudited prospective financial information was also provided to the financial advisors of Hillshire. See also the section entitled “Opinions of Financial Advisors to the Board” in Item 4. In addition, prior to the execution of the Merger Agreement, Hillshire’s management provided to Tyson certain of the unaudited prospective financial information for the fourth quarter of Hillshire’s fiscal year 2014 only (the “4Q 2014 Projections”). The Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) was not prepared with a view toward public disclosure, and such information is not being included in this Statement to influence a stockholder’s decision whether to tender Shares in the Offer. The inclusion of the Hillshire unaudited prospective financial information below (including the 4Q 2014 Projections) should not be regarded as an indication that Hillshire or any of its affiliates, advisors, officers, directors or representatives either previously considered, or currently considers, such information to be necessarily predictive of actual future results. None of Hillshire or any of its affiliates, advisors, officers, directors or representatives assumes any responsibility to stockholders for the accuracy of this information.

The Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) reflects numerous estimates and assumptions made by the management of Hillshire with respect to industry performance and competition, general business, economic, regulatory, market and financial conditions and matters specific to Hillshire’s business, all of which are difficult to predict and many of which are beyond Hillshire’s control. As a result, there can be no assurance that the Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) will be realized or that actual results will not be significantly higher or lower than estimated. The Hillshire unaudited prospective financial information covers multiple years and such information by its nature becomes less predictive with each successive year. Important factors that may affect the actual results and cause the Hillshire unaudited prospective financial information not to be achieved include general economic conditions, accuracy of certain accounting assumptions, changes in actual or projected cash flows, competitive pressures, successful execution of cost saving strategies, changes in tax laws, changes in interest rates and other risk factors with respect to Hillshire’s business set forth in Hillshire’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, which are on file with the SEC. See also “Cautionary Statement Concerning Forward-Looking Statements.” The Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) was not prepared with a view toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) included below has been prepared by, and is the responsibility of, Hillshire’s management. Neither the independent public accounting firm of Hillshire nor any other accounting firm has examined, compiled or performed any procedures with respect to the Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) and, accordingly, no accounting firm has expressed an opinion or any other form of assurance with respect thereto.

The Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) was prepared based on Hillshire as a standalone company. Such unaudited prospective financial information (including the 4Q 2014 Projections) does not take into account the Offer or the Merger, including the impact of negotiating or executing the transactions, the expenses that may be incurred in connection with completing the Offer and the Merger, the expenses incurred in connection with the Pinnacle Acquisition, the effect of the announcement of the Offer, including the potential loss of employees and deterioration of Hillshire’s business relationships, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Offer and the Merger.

The Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) excludes the effect of Hillshire’s acquisition of Van’s, which was completed on May 15, 2014.

The following table presents summary selected Hillshire unaudited prospective financial information for the fiscal years ending in 2014 through 2017 prepared by Hillshire management in connection with the evaluation of the Offer and the Merger.

	2014	2015	2016	2017
(in millions, except per share data)
Revenue (1)	$4,018	$4,257	$4,465	$4,692
Adjusted EBITDA (1)(2)(3)	$507	$546	$623	$656
Adjusted Net Income (1)(2)	$215	$237	$273	$300
Adjusted EPS (1)(2)	$1.72	$1.91	$2.23	$2.42
Unlevered Free Cash Flow (1)(4)	Not computed	$181	$275	$292

(1)

The amounts presented in the table above represent a forecast for operating results, and do not include any Offer- or Merger-related expenses or other potential one-time costs of a non-operating nature. The amounts presented in the table above should be viewed as the high end of a performance range that Hillshire would normally use in providing guidance to investors.
(2)	Each “adjusted” measure is reported as a non-GAAP financial measure that excludes from the applicable financial measure computed in accordance with GAAP the impact of significant items and dispositions. Significant items include income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized that are not indicative of Hillshire’s core operating results and affect the comparability of underlying results from period to period. These amounts should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity.
(3)	EBITDA is defined as earnings before interest, taxes, depreciation, and amortization.
(4)	Unlevered free cash flow as presented above is a non-GAAP financial measure and is defined as cash from operating activities less capital expenditures, working capital, taxes, interest, and significant items. These amounts should not be considered as alternatives to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

In addition, as described in Item 4 under “Opinions of Financial Advisors to the Board”, the extrapolations of unlevered free cash flow (i) for fiscal years 2018 through 2024, calculated based on the Forecasts and used by Centerview, were as follows (in millions): 2018E: $303; 2019E: $319; 2020E: $343; 2021E: $364; 2022E: $383; 2023E: $399; 2024E: $413 and (ii) for fiscal years 2018 and 2019, calculated based on the Forecasts and used by Goldman Sachs, were as follows (in millions): 2018E: $302; and 2019E: $319.

The 4Q 2014 Projections included:

4Q 2014
(in millions, except per share data)
Net Sales (1)	$997
Gross Profit (1)	$266
Adjusted Net Income (1)(2)	$33
EPS – As Adjusted (1)(2)	$0.26

(1)	The amounts presented in the table above represent a forecast for operating results, and do not include any Offer- or Merger-related expenses or other potential one-time costs of a non-operating nature. The amounts presented in the table above should be viewed as the high end of a performance range that Hillshire would normally use in providing guidance to investors.
(2)	Each “adjusted” measure is reported as a non-GAAP financial measure that excludes from the applicable financial measure computed in accordance with GAAP the impact of significant items and dispositions. Significant items include income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized that are not indicative of Hillshire’s core operating results and affect the comparability of underlying results from period to period. These amounts should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity.

Readers of this Statement are cautioned not to rely on the Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) set forth above. No representation or warranty is or has been made to stockholders by Hillshire or any person regarding the information included in the Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) described herein or the ultimate performance of Hillshire compared to the information included in the above unaudited prospective financial information (including the 4Q 2014 Projections). The inclusion of the Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) in this Statement should not be regarded as an indication that such unaudited prospective financial information (including the 4Q 2014 Projections) will be necessarily predictive of actual future events nor construed as financial guidance, and they should not be relied on as such. Hillshire does not intend to update or otherwise revise the above Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such Hillshire unaudited prospective financial information (including the 4Q 2014 Projections) are no longer appropriate.

Certain Hillshire Brands Estimated Financial Information. On July 10, 2014, subsequent to entry into the Merger Agreement by Tyson and Hillshire Brands, Hillshire Brands provided to Tyson certain preliminary, estimated “flash” financial information for the fourth quarter of Hillshire Brands’ fiscal year 2014 and for the full fiscal year 2014. This estimated financial information is being provided in this Statement only because Hillshire Brands management made it available to Tyson in the course of their communications following entry into the Merger Agreement.

This estimated financial information was not prepared with a view to public disclosure or compliance with guidelines of the SEC or the American Institute of Certified Public Accountants. This estimated financial information was not prepared in accordance with GAAP, contains only unaudited, preliminary data and is not comparable to Hillshire Brands’ audited financial statements for 2013 or any other period. This estimated financial information is not intended to provide an accurate representation of Hillshire Brands’ financial condition or results of operations on a GAAP basis for the periods presented. Hillshire Brands’ independent auditors have not examined, compiled or performed any other procedures with respect to this estimated financial information, nor have they expressed any opinion or any other form of assurance of such information, and accordingly assume no responsibility for them. Hillshire Brands has not completed the preparation of its annual financial statements and as a consequence the audit process by its independent auditors has not been completed. Therefore, such estimates do not include the impact of audit adjustments, including, among other things, the valuation of goodwill. As a consequence, such audited results may differ from such estimates and such differences could be significant. In this regard, investors are cautioned not to place undue reliance on the estimated financial information provided. None of Hillshire Brands or any of its affiliates or representatives makes any representation to any person regarding the estimated financial information.

The estimated financial information includes the effect of Hillshire’s acquisition of Van’s Natural Foods, which was completed on May 15, 2014.

The estimated financial information provided by Hillshire Brands management for 4Q 2014 and the fiscal year 2014 included:

(in millions, except per share data)	4Q 2014	FY 2014
Net sales	$1,064.7	$4,085.4
Gross profit	$280.5	$1,158.3
Operating income	$76.7	$388.5
EPS – As Adjusted (1)	$0.35	$1.81

(1)	Each “adjusted” measure is reported as a non-GAAP financial measure that excludes from the applicable financial measure computed in accordance with GAAP the impact of significant items and dispositions. Significant items include income or charges (and related tax impact) that management believes have had or are likely to have a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized that are not indicative of Hillshire’s core operating results and affect the comparability of underlying results from period to period. These amounts should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Offer, assuming that the Offer will be consummated on August 1, 2014 and that the named executive officer’s employment will be terminated by the Company without “cause” or the named executive officer resigned for “good reason” (as defined in the Corporate Officer Severance Plan) on the same day. The calculations in the table below do not include amounts the Company’s named executive officers are expected to be entitled to or vested in as of August 1, 2014 or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees. The amounts in the tables below are based on assumptions and information available to date and the final amounts may differ from the amounts in the table.

Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ benefits ($)(4)	Excise Tax Gross-up Payments ($)(5)	Total ($)
Sean M. Connolly	4,848,082	31,173,474	226,546	43,238	8,363,805	44,655,145
Maria Henry	2,724,067	13,794,908	122,696	15,273	3,717,833	20,374,777
Andrew P. Callahan	1,549,175	8,277,051	—	40,380	2,121,878	11,988,484
Thomas P. Hayes	1,645,414	8,277,051	—	23,513	—	9,945,978
Kent B. Magill	1,850,702	4,413,374	37,155	29,925	2,132,165	8,463,321

(1)	Represents the value of (i) cash severance payments (other than any potential 280G tax reimbursement payments), (ii) a pro-rata annual bonus for the fiscal year in which the termination occurs assuming target performance, (iii) payments for financial planning, counseling and outplacement assistance, each as described in Item 3 above under “Severance Plan for Corporate Officers.” The following table shows, for each named executive officer, the amount of each component part of these cash payments. These amounts are all “double trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a qualifying termination of employment. The amount for Mr. Hayes reflects a reduction in his cash severance based on the terms of the Corporate Officer Severance Plan (such terms as described above in Item 3 under “Severance Plan for Corporate Officers”) because the aggregate value of Mr. Hayes’s parachute payments is estimated to be less than 10% over his “safe harbor” limit under Section 280G of the Internal Revenue Code (such limit as described above in Item 3 under “Section 280G of the Internal Revenue Code”).

	Cash Severance Payment ($)	Outplacement/ Financial Assistance ($)	Pro-Rata Bonus ($)	Total ($)
Sean M. Connolly	4,750,000	20,000	78,082	4,848,082
Maria Henry	2,665,125	20,000	38,942	2,724,067
Andrew P. Callahan	1,508,750	20,000	20,425	1,549,175
Thomas P. Hayes	1,601,710	20,000	23,704	1,645,414
Kent B. Magill	1,806,250	20,000	24,452	1,850,702

(2)	Represents unvested Company Options, Company RSUs and Company Performance Units, which unvested equity awards will vest on the consummation of the Offer as described in greater detail in Item 3 above under “Equity and Equity-Based Incentive Compensation.” These amounts are based on an assumed change in control occurring on August 30, 2014, at an Offer Price of $63.00. These are “single trigger” payments, which would be triggered by a change in control of the Company without regard to whether the executive’s employment is also terminated.
(3)	Represents the full vesting of any unvested amounts under the Company’s Supplemental Executive Retirement Plan, as described in greater detail in Item 3 above under “Severance Plan for Corporate Officers.” These amounts are “double trigger” in nature.

(4)	Represents the estimated cost of Company-paid premiums for continued medical, dental, vision and life insurance coverage over the severance period, as described in greater detail in Item 3 above under “Severance Plan for Corporate Officers.” These amounts are “double trigger” in nature.
(5)	Represents the estimated value of the Excise Tax Gross-up Payments the named executive officer would be entitled to receive in accordance with the contemplated amendment (to occur prior to the Effective Time) of the Company’s severance plans and policies with respect to Section 280G of the Internal Revenue Code, as described in greater detail in Item 3 above under “Severance Plan for Corporate Officers.” These payments generally are double-trigger in nature as they arise in connection with applicable excise taxes imposed and payments made in connection with a qualifying termination of employment; however, a portion of the Excise Tax Gross-up Payments will be paid in connection with any applicable excise taxes imposed under Section 4999 of the Internal Revenue Code on the named executive officer upon the cash-out of the named executive officer’s unvested equity and such portion of the named executive officer’s Excise Tax Gross-up Payment will be “single trigger” in nature.

State Anti-Takeover Laws – Maryland Business Combination Act

Offeror and Tyson will not become “interested stockholders” pursuant to the Maryland Business Combination Act (“MBCA”), Sections 3-601 through 3-605 of the MGCL, because the Board approved the Offer and the Merger. The Merger Agreement provides, among other things, that the Board has declared advisable, fair to and in the best interests of the Company and its stockholders and approved the Offer and the Merger and that, by virtue of such declaration by the Board, the MBCA is rendered inapplicable to the Merger Agreement and the transactions contemplated thereby.

The MBCA would otherwise apply to the Offer, the Merger or any other “business combination” (as defined in the MBCA) involving Offeror or Tyson (and any of Tyson’s subsidiaries) and the Company. If the MBCA applied to the Merger, it could significantly delay Offeror’s or Tyson’s (and any of Tyson’s subsidiaries’) ability to acquire all of the outstanding Shares of the Company. The MBCA, in general, prohibits an “interested stockholder” (generally, a stockholder beneficially owning 10% or more of a corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned 10% or more of the corporation’s outstanding voting stock at any time within the preceding two years) from engaging in a business combination (such as a merger or consolidation and certain other transactions) with a Maryland corporation for a period of five years following the most recent date on which such stockholder became an interested stockholder. A person is not an interested stockholder if the corporation’s board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder. In approving such a transaction, the board of directors of a corporation may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors of the corporation.

After the five-year period following the most recent date on which such stockholder became an interested stockholder, any business combination between the Maryland corporation and the interested stockholder must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the holders of common stock receive a minimum price, as defined under the MBCA, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MBCA permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. The approval of the board of directors may be altered or repealed at any time unless the resolution adopted by the board of directors is made irrevocable by its terms.

The foregoing description of the MBCA is not complete and is qualified in its entirety by reference to the provisions of Sections 3-601 through 3-605 of the MGCL.

State Anti-Takeover Laws – Maryland Control Share Acquisition Act

Pursuant to Article I, Section 9 of the Company bylaws, Title 3, Subtitle 7 of the MGCL, commonly known as the Maryland Control Share Acquisition Act (“MCSAA”), shall not apply to any acquisition by any person of shares of stock of the Company.

The MSCAA generally provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors.

“Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. “Control shares” do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition”, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any meeting of stockholders.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required under the MCSAA, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

The MCSAA does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares.

The foregoing description of the MCSAA is not complete and is qualified in its entirety by reference to the provisions of Title 3, Subtitle 7 of the MGCL.

State Anti-Takeover Laws — Other

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. Hillshire, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Offeror has stated in the Offer that, except as set forth in the Offer to Purchase, it has not made efforts to comply with state takeover statutes in connection with the Offer or the Merger. In the event that it is asserted that one or more state takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or Merger, as applicable, Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer, Offeror might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or Merger. In such case, according to the Offer, Offeror may not be obligated to accept for payment, or pay for, any Shares tendered in the Offer. Tyson and Offeror have agreed under the Merger Agreement to take all actions necessary to avoid or eliminate any impediment under merger control and similar laws so as to permit the transactions contemplated by the Merger Agreement to be consummated.

Required Approvals

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MGCL. If Tyson, Offeror and any other Tyson affiliate beneficially own, collectively, at least 90% of the issued and outstanding Shares after consummation of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended) as permitted under the Merger Agreement, and any exercise of the Top-Up Option discussed below, subject to the satisfaction or waiver of certain conditions, the Merger will be consummated under the “short-form” merger provisions of Section 3-106 of the MGCL, subject to certain notice requirements to Hillshire stockholders, without any action by any other Hillshire stockholder if the Effective Time occurs before October 1, 2014. If the Effective Time occurs on or after October 1, 2014, at the Board’s option, the Merger will be consummated under the “short-form” merger provisions of Section 3-106.1 of the MGCL, subject to certain notice requirements to Hillshire stockholders, without any action by any other Hillshire stockholder if Tyson, Offeror and any other Tyson affiliate beneficially own, collectively, at least two-thirds of the issued and outstanding Shares after completion of the Offer. In general, to consummate the Merger, if a stockholder vote is required, the Company must obtain approval by the affirmative vote of holders of at least two-thirds of the issued and outstanding Shares.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, the Company has granted Offeror an irrevocable top-up option to purchase at a price per Share equal to the Offer Price (the “Top-Up Option”) up to that number of Top-Up Option Shares from the Company, that when added to the number of Shares beneficially owned by Tyson, Offeror and any Tyson affiliate at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the total number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares on a fully diluted basis. The Top-Up Option will not be exercisable (i) for a number of Shares in excess of the Company’s then-authorized but unissued Shares (giving effect to Shares reserved for issuance under Company benefit plans and pursuant to the exercise of any other securities convertible into or exchangeable into Shares, if any, as if such Shares were outstanding) and (ii) unless, immediately after such exercise and the issuance of the Top-Up Option Shares, Tyson, Offeror and any other Tyson affiliate (after giving effect to the completion of the Offer) will own one share more than 90% of the total number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares on a fully diluted basis.

If there shall have not been validly tendered and not validly withdrawn a number of Shares that, when added to the number of Shares beneficially owned by Tyson, Offeror and any other Tyson affiliate, would constitute at least 90% of the total Shares outstanding at the Acceptance Time (calculated on a fully diluted basis), Offeror shall be deemed to have exercised the Top-Up Option and on such date shall give the Company prior written notice specifying the number of Shares directly or indirectly owned by Tyson, itself and any other Tyson affiliate at the time of such notice (after giving effect to the completion of the Offer). The Company shall, as soon as practicable following receipt of such notice (and in any event no later than the completion of the Offer), deliver written notice to Offeror specifying, based on the information provided by Offeror in its notice, the number of Top-Up Option Shares.

At the closing of the purchase of the Top-Up Option Shares, which shall take place simultaneously with the completion of the Offer, (i) Tyson or Offeror shall pay to the Company the aggregate purchase price required to be paid for the Top-Up Option Shares, at the election of Tyson and Offeror, in cash or by delivery of a promissory note having full recourse to Tyson (which shall bear simple interest at a rate of 5% per annum and shall mature six months following the date of execution and delivery, may be prepaid, in whole or in part, at any time without premium or penalty, shall automatically terminate (without repayment) upon occurrence of the Effective Time and shall have no other material terms) and (ii) the Company shall cause to be issued to Tyson or Offeror a certificate representing the Top-Up Shares, which certificate may include any legends required by applicable securities laws.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Appraisal Rights

No appraisal rights or rights of an objecting stockholder are available to holders of Shares in connection with the Offer. Appraisal rights will not be available in the Merger if, as the parties to the Merger Agreement intend following the consummation of the Offer, Tyson owns (including as a result of the exercise of the Top-Up Option) at least 90% of the outstanding Shares (or, if the Merger has not occurred prior to October 1, 2014, two-thirds of the outstanding Shares) because, under Title 3, Subtitle 2 of the MGCL, appraisal rights (or rights of an objecting stockholder) are not available in connection with a short-form merger if, at the time the notice is given under Section 3-106(d) of the MGCL, the Shares are listed on a national securities exchange. Until the Merger is consummated, Hillshire intends to maintain the listing of the Shares on the New York Stock Exchange and the Chicago Stock Exchange. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Maryland law and is qualified in its entirety by reference to Maryland law.

United States Antitrust Clearance

Under the Hart-Scott-Rodino Act (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Pursuant to a mutual waiver executed by Tyson, Offeror and Hillshire on July 11, 2014, the parties agreed to waive their obligations under the Merger Agreement to make such HSR Act filings as promptly as practicable but in any event within seven business days of the date of execution of the Merger Agreement and have agreed instead to make such filings by no later than July 28, 2014. However, the Company and Tyson do not anticipate that this change in the date for the HSR filing will result in a necessary extension of the Expiration Time. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day from the time of Tyson’s filing of the Notification and Report Form, unless terminated earlier by the DOJ or the FTC. Each of Tyson and the Company intends to make a request for early termination under the HSR Act. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material (a “Second Request”) relevant to the Offer. If a Second Request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after Tyson’s substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or consent of the parties.

At any time before or after the consummation of the Offer, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the Offer and transactions proposed to be consummated in connection therewith and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

Litigation

Beginning on or around July 3, 2014, four putative stockholder class action complaints challenging the Merger and the Merger Agreement were filed in the Circuit Court for Baltimore City, Maryland. The complaints are captioned: Cohen v. The Hillshire Brands Company, et al., No. 24-C-14-004060; Kennedy v. The Hillshire Brands Company, et al., No. 24-C-14-004106; Jeweltex Manufacturing Inc. Retirement Plan v. The Hillshire Brands Company, et al., No. 24-C-14-004145; and Wegner v. The Hillshire Brands Company, et al. The complaints, which were filed on behalf of purported Company stockholders, name as defendants the individual members of the Board (“Director Defendants”), the Company, Tyson and Offeror (Offeror collectively with Tyson, “Tyson Defendants”). The complaints allege, among other things, that the Director Defendants breached their fiduciary duties by entering into the Merger Agreement pursuant to which, among other things, Offeror would commence the Offer. In particular, the complaints assert that the Director Defendants agreed to a termination fee and certain deal protection devices in the Merger Agreement that preclude or impede other bidders from making competing offers for the Company. The complaints also allege that the Director Defendants breached their fiduciary duties to secure and obtain the best price reasonably available under the circumstances. The complaints also allege that the Tyson Defendants aided and abetted the Director Defendants’ breach of their fiduciary duties.

The complaints generally seek, among other things, declaratory and/or injunctive relief against all the defendants, and also asks the Court to: (i) certify the lawsuit as a class action; (ii) enjoin the defendants from soliciting Hillshire’s stockholders to tender their shares in connection with the Merger; (iii) rescind the Merger to the extent already implemented; (iv) direct the Director Defendants to account for damages; (v) award plaintiffs costs and expenses; and (vi) grant such other relief as the Court deems just and proper.

Defendants belief that the allegations and claims in the litigation are without merit and intend to defend them vigorously.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Statement may include forward-looking statements, both with respect to the Company and its industry, that reflect management’s current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would,” “target,” “estimate,” “goal,” “hope,” “aim,” “continue,” “could,” “should” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond the Company’s and management’s control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, stockholders should not place undue reliance on any such statements. These factors include, but are not limited to, the following:

•	uncertainties as to the timing of the closing of the Offer and Merger;

•	uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer;

•	risks that the Offer and Merger will not close because of a failure to satisfy one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer or Merger;

•	the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners;

•	risks that stockholder litigation in connection with the Offer and Merger may result in significant costs of defense, indemnification and liability; and

•	the risk that competing offers will be made.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended June 29, 2013 and Item 1A of the Company’s Quarterly Reports on Form 10-Q for the fiscal quarterly periods ended September 28, 2013, December 28, 2013 and March 29, 2014 and other documents of Hillshire on file with the SEC. Any forward-looking statements made in this Statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company and management will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business or operations. Except to the extent required by applicable law, the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)	Offer to Purchase dated July 16, 2014 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(2)	Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Summary Advertisement dated July 16, 2014 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(7)	Joint Press Release of Hillshire and Tyson, dated July 2, 2014 (incorporated by reference to the Schedule 14D-9 filed by Hillshire on July 2, 2014).

(a)(8)	Letter, dated July 2, 2014, from Sean Connolly, the President and Chief Executive Officer of Hillshire, to Hillshire employees (incorporated by reference to the Schedule 14D-9 filed by Hillshire on July 2, 2014).

(a)(9)	Letter, dated July 2, 2014, from Donald C. Davis, the President of Sara Lee Foodservice for Hillshire, to Sara Lee Foodservice Customers (incorporated by reference to the Schedule 14D-9 filed by Hillshire on July 2, 2014).

(a)(10)	Letter, dated July 2, 2014, from Sean Reid, the Chief Customer Officer of Hillshire, to Hillshire Customers (incorporated by reference to the Schedule 14D-9 filed by Hillshire on July 2, 2014).

Exhibit No.	Description

(a)(11)	Letter, dated July 2, 2014, from Tom Hayes, the Chief Supply Chain Officer of Hillshire, to Hillshire Suppliers (incorporated by reference to the Schedule 14D-9 filed by Hillshire on July 2, 2014).

(a)(12)	Opinion of Centerview, dated July 1, 2014 (incorporated by reference to Annex A attached to this Schedule 14D-9).

(a)(13)	Opinion of Goldman Sachs, dated July 1, 2014 (incorporated by reference to Annex B attached to this Schedule 14D-9).

(a)(14)	Notice of Merger issued by Offeror on July 12, 2014 (incorporated by reference to Exhibit (a)(5)(x) to the Schedule TO).

(a)(15)	Letter, dated July 16, from Sean Connolly, the President and Chief Executive Officer of Hillshire, to Hillshire Employees.

(e)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, by and among the Company, Tyson Foods, Inc. and HMB Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated July 2, 2014).

(e)(2)	Excerpts from Hillshire’s Definitive Proxy Statement on Schedule 14A, filed on September 12, 2013 and incorporated by reference.

(e)(3)	The Hillshire Brands Company Compensation Policy for Non-Employee Directors (amended and restated on January 23, 2013) (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended December 29, 2012).

(e)(4)	1998 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended December 30, 2006).

(e)(5)	2002 Long-Term Incentive Stock Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended December 30, 2006).

(e)(6)	2012 Long-Term Incentive Stock Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on September 14, 2012).

(e)(7)	First Amendment to 2012 Long-Term Incentive Stock Plan (incorporated by reference to Annex A to the Company’s Supplement to the Definitive Proxy Statement on Schedule 14A filed on October 10, 2012).

(e)(8)	Hillshire Brands Company 1999 Non-Employee Director Stock Plan, as Amended and Restated on April 26, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2012).

(e)(9)	Form of 2002 Long-Term Incentive Stock Plan Performance-Based Restricted Stock Unit Grant Notice and Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended September 29, 2012).

(e)(10)	Form of 1998 Long-Term Incentive Stock Plan Restricted Stock Unit Grant Notice and Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended September 29, 2012).

(e)(11)	Form of 1998 Long-Term Incentive Stock Plan Stock Option Grant Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended September 29, 2012).

(e)(12)	Form of Amendment to Performance-Based Restricted Stock Unit Grant Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended September 28, 2013).

Exhibit No.	Description

(e)(13)	Form of Amendment to Restricted Stock Unit Grant Notice and Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended September 28, 2013).

(e)(14)	Form of Amendment to Stock Option Grant Notice and Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 10-Q for Fiscal Quarter ended September 28, 2013).

(e)(15)	Form of Fiscal Years 2014-2016 Performance-Based Restricted Stock Grant Notice and Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended September 28, 2013).

(e)(16)	Form of Fiscal Years 2014-2016 Restricted Stock Unit Grant Notice and Agreement (incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended September 28, 2013).

(e)(17)	Fiscal Year 2012-2014(a) Long-Term Incentive Stock Award Program Frequently Asked Questions (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended September 29, 2012).

(e)(18)	Fiscal Year 2014 Annual Incentive Plan Program Description (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended September 28, 2013).

(e)(19)	Severance Plans For Corporate Officers, as amended (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended September 28, 2013).

(e)(20)	Offer letter and term sheet dated December 31, 2011 between Sara Lee Corporation and Sean Connolly (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2012).

Annex A – Centerview Opinion Letter dated July 1, 2014

Annex B – Goldman Sachs Opinion Letter dated July 1, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE HILLSHIRE BRANDS COMPANY

By:	/s/ Kent B. Magill
	Name:	Kent B. Magill
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: July 16, 2014

ANNEX A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

July 1, 2014

The Board of Directors

The Hillshire Brands Company

400 South Jefferson Street

Chicago, IL 60607

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) (other than Excluded Shares, as defined below), of The Hillshire Brands Company, a Maryland corporation (the “Company”), of the $63.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Tyson Foods, Inc., a Delaware corporation (“Parent”), HMB Holdings, Inc., a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $63.00 per Share, net to the seller in cash, without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (x) Shares that are owned, directly or indirectly, by Parent, the Company or Merger Sub (including as a result of the exercise of the Top-Up Option (as defined in the Agreement) by Merger Sub) and (y) Shares held by any subsidiary of the Company (the Shares referred to in clauses (x) and (y), along with any Shares held by any affiliate of the Parent, “Excluded Shares”)) will be converted into the right to receive $63.00 per Share in cash, without interest, (the per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have provided and are currently providing certain investment banking and other services to the Company for which we have received, and may receive compensation, including acting as the Company’s financial advisor in connection with its proposed acquisition of Pinnacle Foods Inc. in 2014 (since terminated) and its acquisition of Van’s Natural Foods in 2014 and the Golden Island jerky business in 2013. In the past two years, we have not provided investment banking or other services to Parent or Merger Sub for which we have received compensation. We

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650    FAX: (212) 380-2651    WWW.CENTERVIEWPARTNERS.COM

NEW YORK      •       LONDON      •      SAN FRANCISCO      •       LOS ANGELES

The Board of Directors

The Hillshire Brands Company

July 1, 2014

may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) an execution version of the Agreement delivered June 9, 2014 and an execution version of the commitment letter from Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. dated June 9, 2014 (the “Commitment Letter”); (ii) Annual Reports on Form 10-K of the Company for the fiscal years ended June 29, 2013, June 30, 2012 and July 2, 2011; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Agreement reviewed by us, and we have assumed, at your direction, that Parent’s final executed debt commitment letter will not differ in any respect material to our analysis or this opinion from the Commitment Letter reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be

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The Board of Directors

The Hillshire Brands Company

July 1, 2014

imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. We were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The Company may reproduce this written opinion in full in any proxy statement, solicitation/recommendation statement or other filing required to be made by the Company with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law, and in materials required to be delivered to stockholders of the Company which are part of such filings. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

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ANNEX B

200 West Street | New York, New York 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

July 1, 2014

Board of Directors

The Hillshire Brands Company

400 South Jefferson Street

Chicago, IL 60607

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Tyson Foods, Inc. (“Tyson”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of The Hillshire Brands Company (the “Company”) of the $63.00 in cash per Share to be paid to such holders of Shares pursuant to the Agreement and Plan of Merger, dated as of July 1, 2014 (the “Agreement”) by and among Tyson, HMB Holdings, Inc., a wholly owned subsidiary of Tyson (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $63.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned directly or indirectly by Tyson, Acquisition Sub or the Company) will be converted into the right to be paid $63.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Tyson, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor with respect to the spin-off of the international coffee and tea business of Sara Lee Corporation (the former name of the Company) in June 2012 and as financial advisor to the Company in connection with its agreement to purchase all of the outstanding shares of Pinnacle Foods Inc. (“Pinnacle”) announced May 2014 (the “Pinnacle Transaction”) and, at your request, an affiliate of Goldman, Sachs & Co. entered into financing commitments and agreements to provide the Company with term loans plus a revolver in connection with the consummation of the Pinnacle Transaction, in each case subject to the terms of such commitments and agreements. We also have provided certain financial advisory and/or underwriting services to Tyson and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-manager in connection with the senior unsecured notes (aggregate principal amount $1,000,000,000) provided to Tyson in June 2012. We may also in the future provide financial advisory and/or underwriting services to the Company, Tyson and their respective affiliates for which our Investment Banking Division may receive compensation.

Securities and Investment Services Provided by Goldman, Sachs & Co.

Board of Directors

The Hillshire Brands Company

July 1, 2014

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 29, 2013 (including Sara Lee Corporation’s annual reports to stockholders and Annual Reports on Form 10-K for the three fiscal years ended July 2, 2011); certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the food industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate. For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, the Pinnacle Transaction or the relative merits of the Transaction as compared to the Pinnacle Transaction or any other strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Tyson and its affiliates) of Shares, as of the date hereof, of the $63.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $63.00 in cash per Share to be paid to the holders (other than Tyson and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Tyson or the ability of the Company or Tyson to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection

B-2

Board of Directors

The Hillshire Brands Company

July 1, 2014

with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $63.00 in cash per Share to be paid to the holders (other than Tyson and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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